SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2006

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: April 28, 2006	By:	/s/ Rong Guangdao
	Name:	Rong Guangdao
	Title:	Chairman

To: Business Editor

[For Immediate Release]

Shanghai Petrochemical Announces 2006 First Quarterly Results

Hong Kong, April 26, 2006 … Sinopec Shanghai Petrochemical Company Limited (“Shanghai Petrochemical” or the “Company”) (HKEx:338; SSE: 600688; NYSE: SHI) announced today the unaudited operating results of the Company and its subsidiaries (the “Group”) for the three-month period ended March 31, 2006 (the “Period”). In accordance with PRC Accounting Standards, during the Period, the Group’s income from principal operations amounted to RMB11,334 million, an increase of 6.41% as compared to the corresponding period of the previous year. Net loss amounted to RMB154 million.

Mr. Rong Guangdao, Chairman of Shanghai Petrochemical, said, “In the first quarter of 2006, international crude oil prices continued to rise substantially, thereby significantly increasing the production costs of the Group. In addition, as the prices of petroleum products were controlled by the State, there was limited room for prices of petroleum products to increase. As such, the gap between the domestic and international prices of petroleum products was rapidly enlarged. The first quarterly results of the Group suffered a loss.”

During the Period, the Group’s sales of synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum products amounted to RMB1,096 million, RMB3,659 million, RMB1,474 million and RMB4,699 million, respectively. Other than the increase of 29.64% in the weighted average selling price of petroleum products as compared to the corresponding period of the previous year, the weighted average selling prices for synthetic fibers, resins and plastics and intermediate petrochemicals decreased by 4.14%, 2.66% and 12.63%, respectively.

During the Period, the Group processed 2,309,900 tons of crude oil (of which 62,800 tons were on sub-contracted basis), representing an increase of 1.42% as compared to the corresponding period of the previous year. The Group’s unit cost of crude oil processed amounted to RMB3,678.45 per ton, an increase of 43.15% as compared to the corresponding period of the previous year.

.../2

Shanghai Petrochemical Announces 2006 First Quarterly Results …p.2

Looking ahead, Mr. Rong said, “As the current international crude oil prices fluctuate at a high level and mechanisms for adjustment of prices of petroleum products have not been implemented in a way which completely reflect the current high crude oil prices, it is estimated that the net profit of the Group for the half year will drop substantially when compared to the previous year. As such, in response to the changing macro-economic conditions and the industry’s growth cycle, the Group will further increase operational efficiency, enhance management and accelerate development, with a view to achieving satisfactory operating results for 2006.”

Shanghai Petrochemical is one of the largest petrochemical companies in the PRC and was one of the first Chinese companies to make a global securities offering. Located in Jinshan District in the southwest of Shanghai, it is a highly integrated petrochemical complex which processes crude oil into a broad range of synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum products.

***

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the PRC economy may not grow at the same rate in future periods as it has in the last several years, or at all, including as a result of the PRC government’s macro-economic control measures to curb over- heating; uncertainty as to global economic growth in future periods; the risk that prices of the Company’s raw materials, particularly crude oil, will continue to increase; not being able to raise its prices accordingly which would adversely affect the Company’s profitability; the risk that fluctuations in demand for the Company’s products may cause the Company to either over-invest or under-invest in production capacity in one or more of its four major product categories; the risk that investments in new technologies and development cycles may not produce the benefits anticipated by management; the risk that the trading price of the Company’s shares may decrease for a variety of reasons, some of which may be beyond the control of management; competition in the Company’s existing and potential markets; and other risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update this forward-looking information, except as required under applicable law.

– End –

Encl: Consolidated Income Statement (Unaudited)

For further information, please contact:

Ms. Sally Wong / Ms. Polly Tong

Rikes Communications Limited

Tel: (852) 2520 2201

Fax: (852) 2520 2241

.../3

Shanghai Petrochemical Announces 2006 First Quarterly Results …p.3

Sinopec Shanghai Petrochemical Company Limited

Consolidated Income Statement (unaudited)

(Prepared under PRC Accounting Rules and Regulations)

		For the three-month periods ended March 31
		2006	2005
		RMB’000	RMB’000
Income from principal operations		11,334,091	10,650,504
Less:	Cost of sales	10,963,390	8,555,226
	Sales taxes and surcharges	159,520	173,600

Profit from principal operations		211,181	1,921,678
Add:	Profit from other operations	37,751	36,498
Less:	Selling expenses	138,010	104,656
	Administrative expenses	285,897	296,081
	Financial expenses	42,517	68,299

(Loss) / profit from operations		(217,492)	1,489,140
Add:	Investment income / (loss)	105,371	(125,417)
	Non-operating income	9,026	1,256
Less:	Non-operating expenses	26,327	55,901

Total (loss) / profit		(129,422)	1,309,078
Less:	Income tax	8,893	216,469
	Minority interests	15,968	17,317

Net (loss) / profit		(154,283)	1,075,292

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

2006 First Quarterly Report

This announcement is published simultaneously in Shanghai pursuant to the Rules Governing Listing of Stocks on Shanghai Stock Exchange and in Hong Kong pursuant to the disclosure obligations under Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1	IMPORTANT INFORMATION

1.1	Sinopec Shanghai Petrochemical Company Limited (the “Company”) and all of its Directors jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement and confirm that there are no material omissions or false or misleading statements in this announcement.

1.2	A board meeting (the “Meeting”) was convened on 26 April 2006 to consider and approve this announcement. All of the Company’s Directors attended the Meeting.

1.3	The financial statements of the Company’s first quarterly report have not been audited.

1.4	Mr. Rong Guangdao, Chairman and President of the Company, Mr. Han Zhihao, Director and Chief Financial Officer overseeing the accounting operations and Mr. Hua Xin, Finance Manager in charge of the Accounting Department hereby warrant the authenticity and completeness of the financial statements contained in the quarterly report.

2	BASIC INFORMATION OF THE COMPANY

2.1	Basic information

Stock Abbreviation	(A shares)	(H shares)	SHI (ADRs)
Stock code	600688	338	-

	Company Secretary		Securities Representative
Name	Zhang Jingming		Tang Weizhong
Address	48 Jinyi Road Jinshan District Shanghai, PRC		Suite B, 28/F Huamin Empire Plaza 728 West Yan’an Road Shanghai, PRC
Telephone	86-21-57943143/52377880		86-21-52377880
Fax	86-21-57940050/52375091		86-21-52375091
E-mail	spc @spc.com.cn		tom @spc.com.cn

2.2 Financial information

2.2.1 Major accounting data and financial indicators

Currency: RMB

	As at the end of the reporting period	As at the end of the previous financial year	Increase/ (decrease) as compared to the end of the previous year (%)
Total assets (RMB’000)	27,576,257	27,101,918	1.75
Shareholders’ equity (excluding minority interests) (RMB’000)	19,012,625	19,166,908	-0.80
Net assets value per share (RMB)	2.641	2.662	-0.79
Adjusted net assets value per share (RMB)	2.639	2.660	-0.79

	The reporting period	From the beginning of the year to the end of the reporting period	Increase/ (decrease) as compared to the end of the previous year (%)
Net cash flow from operating activities (RMB’000)	-776,350	-776,350	-154.38
Earnings per share (RMB)	-0.021	-0.021	-114.09
Return on net assets (%)	-0.811	-0.811	Decrease 6.191 percentage points
Return on net assets excluding non-recurring items (%)	-0.843	-0.843	Decrease 6.493 percentage points

Amount
(RMB’000)
Non-recurring items
Profit and loss on disposal of long-term equity investments, fixed asset, construction in progress, intangible assets and other long-term assets	24,308
Non-operating income and expenses excluding the Company’s daily written back of provision for impairment loss on assets in accordance with enterprise accounting system	-26,327
Other non-recurring items	9,026
Income tax effect	-1,051
Total	5,956

2.2.2	Income Statements

RMB’000 (Unaudited)

Item	The Group		The Company
	January to March 2006	January to March 2005	January to March 2006	January to March 2005
1. Income from principal operations	11,334,091	10,650,504	10,448,141	9,588,838
Less: Cost of sales	10,963,390	8,555,226	10,221,265	7,639,113
Sales taxes and surcharges	159,520	173,600	158,042	171,711

2. Profit from principal operations	211,181	1,921,678	68,834	1,778,014
Add: Profit from other operations	37,751	36,498	31,638	27,174
Less: Selling expenses	138,010	104,656	109,056	81,038
Administrative expenses	285,897	296,081	231,866	248,305
Financial expenses	42,517	68,299	32,278	61,912

3. Income from operations (“-” represents losses)	-217,492	1,489,140	-272,728	1,413,933
Add: Investment income (“-” represents losses)	105,371	-125,417	139,565	-84,562
Non-operating income	9,026	1,256	648	1,154
Less: Non-operating expenses	26,327	55,901	21,768	54,468

4. Total profit (“-” represents losses)	-129,422	1,309,078	-154,283	1,276,057
Less: Income Tax	8,893	216,469	—	200,765
Minority interests	15,968	17,317	—	—

5. Net profit (“-” represents losses)	-154,283	1,075,292	-154,283	1,075,292

2.3	Number of shareholders at the end of the reporting period and top ten shareholders (share segregation reform not yet completed)

Unit: share

Number of shareholders at the end of the reporting period (unit)		125,441

Top ten holders of shares in circulation

Name of Shareholder (in full)	Number of shares in circulation held at end of the reporting period	Type of shares
HKSCC (Nominees) Ltd.	1,922,621,401	Overseas listed foreign shares
Hong Kong & Shanghai Banking Corporation (Nominees) Limited	356,258,000	Overseas listed foreign shares
Bank of Communications - Yifangda 50 Index Securities Investment Fund	15,000,000	RMB denominated ordinary shares
Commercial Bank of China - Ke Rui Securities Investment Fund	13,544,000	RMB denominated ordinary shares
Commercial Bank of China - Shang Zheng 50 Jiao Yi Xing Kai Fang Shi Index Securities Investment Fund	11,709,315	RMB denominated ordinary shares
Agricultural Bank of China - Jing Shun Chang Cheng Ji Yuan Long Duan Gu Piao Xing Securities Investment Fund	11,659,594	RMB denominated ordinary shares
Hong Kong & Shanghai Banking Corporation (Nominees) Limited	10,392,000	Overseas listed foreign shares
Agricultural Bank of China - Jing Shun Chang Cheng Nei Xu Zeng Zhang Kai Fang Shi Securities Investment Fund	10,129,935	RMB denominated ordinary shares
Industrial and Commercial Bank of China - Yin He Yin Tai Li Cai Fen Hong Securities Investment Fund	9,832,078	RMB denominated ordinary shares
Huatai Securities Co., Ltd	9,740,200	RMB denominated ordinary shares

3	MANAGEMENT DISCUSSION AND ANALYSIS

3.1	Overview and brief analysis of the Group’s operating activities during the reporting period

In the first quarter of 2006, international crude oil prices continued to rise substantially, thereby increasing the production cost of the Group significantly. As the prices of petroleum products were controlled by the State, there was limited room for prices of petroleum products to increase. As such, the gap between the domestic and international prices of petroleum products was rapidly enlarged. The first quarterly results of the Group suffered a loss.

The Group’s income from principal operations during the first quarter of 2006 amounted to RMB11,334 million, an increase of 6.41% as compared to the corresponding period of the previous year. Sales of synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum products amounted to RMB1,096 million, RMB3,659 million, RMB1,474 million and RMB4,699 million, respectively. The Group’s net loss for the period amounted to RMB154 million.

In the first quarter of 2006, the Group processed 2,309,900 tons (of which 62,800 tons were on sub-contracted basis) crude oil, representing an increase of 1.42% as compared to the corresponding period of the previous year. The Group’s unit cost of crude oil processed amounted to RMB3,678.45 per ton, an increase of 43.15% as compared to the corresponding period of the previous year. Other than the increase in weighted average selling price of petroleum products of 29.64% as compared to the corresponding period of the previous year, the weighted average selling prices of the Group’s synthetic fibers, resins and plastics and intermediate petrochemical products decreased by 4.14%, 2.66% and 12.63%, respectively.

3.1.1	Principal operations and products accounting for 10% or more of income from principal operations or gross profit from principal operations

RMB’000 (Unaudited)

	Income from principal operations	Cost of sales	Gross profit margin (%)
Synthetic fibers	1,095,783	1,025,509	6.41
Resins and plastics	3,658,792	3,246,012	11.28
Intermediate petrochemicals	1,473,513	1,289,447	12.49
Petroleum products	4,699,409	5,050,598	-7.47
Trading and others	406,594	351,824	13.47
Including: connected transactions	4,635,961	4,934,882	-6.45

Price-setting principles of connected transactions	The directors (including non-independent directors)of the Group are of the opinion that the above connected transactions were conducted on normal commercial terms or, on terms no less favorable than terms available to the Group from independent third parties or to the third parties from the Group, and in the ordinary course of business. This was confirmed by the independent non-executive directors of the Company.

3.1.2	Profit structure during the reporting period (reasons for significant changes in profit from principal operations, profit from other operations, expenses for the period, investment income, subsidy income and net non-operating expenses over total profit as compared to the previous reporting period)

1)	Profit from principal operations suffered a loss was due to the substantial increase in the Group’s production costs as a result of the continued significant upsurge of international crude oil prices. However, as prices were controlled by the State, increase of product selling prices was under pressure especially for petroleum products. The refining industry, as a whole, suffered a loss.

2)	The decrease of financial expenses was due to the decrease of financing costs as a result of the issue of short-term commercial paper and the exchange gain generated from the appreciation of Renminbi.

3)	Investment income increased as compared to the first quarter of 2005 was due to the one lump sum recognization of the Company’s investment in a joint venture during the reporting period- the pre-operating expenses of Shanghai Secco Petrochemical Company Limited from its establishment to commencement of operation amounted to RMB136 million.

3.1.3	Reasons for substantial changes in the profitability (gross profit margin) of the principal operations as compared to the previous reporting period

The weakening of the profitability of principal operations was due to the substantial increase in the Group’s production costs as a result of the continued significant upsurge of international crude oil prices. As prices were controlled by the State, increase of product selling prices was under pressure especially for petroleum products. The refining industry, as a whole, suffered a loss.

3.2	Reasons for the projection of possible losses in accumulated net profit for the period of the beginning of the year to the next reporting period or the warning for possible significant changes as compared to the same period of the previous year

As the current international crude oil prices fluctuate at a high level and mechanisms for adjustment of prices of petroleum products have not been implemented in a way which completely reflect the current high crude oil prices, the Board estimates that the net profit of the Group for the six months ended 30 June 2006 will drop substantially when compared to the net profit for the six months ended 30 June 2005.

4	Appendix

Balance Sheet

31 March 2006

RMB’000 (Unaudited)

Item	The Group		The Company
	January to March 2006	January to March 2005	January to March 2006	January to March 2005
Assets
Current assets
Cash at bank and in hand	968,275	1,347,237	524,291	821,564
Bills receivable	890,910	739,794	657,363	517,954
Trade debtors	680,474	544,055	499,619	390,440
Other debtors	592,235	567,231	617,989	673,354
Advance payments	168,738	148,886	151,346	111,903
Inventories	4,527,434	4,114,978	4,004,429	3,537,671

Total current assets	7,828,066	7,462,181	6,455,037	6,052,886

Long-term investments
Long-term equity investments	2,859,880	2,794,466	4,561,070	4,563,906

Fixed assets
Fixed assets, at cost	34,061,010	33,877,575	30,142,784	29,965,689
Less: Accumulated depreciation	18,191,898	17,756,756	16,147,513	15,775,762

Fixed assets net book value	15,869,112	16,120,819	13,995,271	14,189,927
Less: Provision for impairment loss on fixed assets	58,945	58,945	58,945	58,945

Net book value	15,810,167	16,061,874	13,936,326	14,130,982
Construction in progress	1,052,302	754,192	999,543	710,268

Total fixed assets	16,862,469	16,816,066	14,935,869	14,841,250

Intangible assets	5,604	8,967	5,604	8,967

Deferred tax assets	20,238	20,238	20,238	20,238

Total assets	27,576,257	27,101,918	25,977,818	25,487,247

Liabilities and Shareholder’s equity
Current liabilities
Short-term loans	2,871,152	2,553,537	2,525,369	2,295,195
Bills payable	41,136	68,302	7,920	12,428
Trade creditors	1,306,843	988,196	955,199	596,782
Receipt in advances	289,658	408,245	231,680	336,105
Wages payable	11,294	11,077	5,113	5,113
Staff welfare payable	92,924	87,755	45,946	44,670
Taxes payable	44,629	183,320	26,687	138,176
Other creditors	16,363	25,234	13,737	18,344
Other payable	368,059	359,173	360,977	351,072
Accrued expenses	19,478	29,219	15,379	29,219
Short-term bonds payable	982,740	—	982,740	—
Current portion of long-term loans	218,000	1,373,205	200,000	1,340,000

Total current liabilities	6,262,276	6,087,263	5,370,747	5,167,104

Long-term liabilities:
Long-term loans	1,918,472	1,477,261	1,594,446	1,153,235
Other long-term liabilities	20,154	23,033	—	—

Total long-term liabilities	1,938,626	1,500,294	1,594,446	1,153,235

Total liabilities	8,200,902	7,587,557	6,965,193	6,320,339

Minority interests	362,730	347,453	—	—

Shareholder’s equity:
Share capital	7,200,000	7,200,000	7,200,000	7,200,000
Capital reserves	2,856,278	2,856,278	2,856,278	2,856,278
Surplus reserves	4,537,022	4,537,022	4,537,022	4,537,022
Including: Statutory public welfare fund	1,546,165	1,546,165	1,546,165	1,546,165
Undistributed profit	4,419,325	4,573,608	4,419,325	4,573,608

Total shareholder’s equity	19,012,625	19,166,908	19,012,625	19,166,908

Total liabilities and shareholder’s equity	27,576,257	27,101,918	25,977,818	25,487,247

Income Statements

January to March 2006

RMB’000 (Unaudited)

Item	The Group		The Company
	January to March 2006	January to March 2005	January to March 2006	January to March 2005
1. Income from principal operations	11,334,091	10,650,504	10,448,141	9,588,838
Less: Cost of sales	10,963,390	8,555,226	10,221,265	7,639,113
Sales taxes & surcharge	159,520	173,600	158,042	171,711

2. Profit from principal operations	211,181	1,921,678	68,834	1,778,014
Add: Profit from other operations	37,751	36,498	31,638	27,174
Less: Selling expenses	138,010	104,656	109,056	81,038
Administrative expenses	285,897	296,081	231,866	248,305
Financial expenses	42,517	68,299	32,278	61,912

3. Income from operations (“-” represents losses)	-217,492	1,489,140	-272,728	1,413,933
Add: Investment income (“-” represents losses)	105,371	-125,417	139,565	-84,562
Non-operating income	9,026	1,256	648	1,154
Less: Non-operating expenses	26,327	55,901	21,768	54,468

4. Total profit (“-” represents losses)	-129,422	1,309,078	-154,283	1,276,057
Less: Income tax	8,893	216,469	—	200,765
Minority interests	15,968	17,317	—	—

5. Net profit (“-” represents losses)	-154,283	1,075,292	-154,283	1,075,292
Add: Retained earnings at the beginning of the year	4,573,608	4,649,907	4,573,608	4,649,907

6. Distributable profit	4,419,325	5,725,199	4,419,325	5,725,199

7. Retained earnings	4,419,325	5,725,199	4,419,325	5,725,199

Cash Flow Statement

January to March 2006

RMB’000 (Unaudited)

Item	The Group	The Company
Cash flows from operating activities:
Cash received from sale of goods and rendering of services	13,212,128	11,958,580
Refund of taxes and levies	3,226	—
Other cash received relating to operating activities	32,177	29,491

Sub-total of cash inflows	13,247,531	11,988,071

Cash paid for goods and services	-13,302,398	-12,106,800
Cash paid to and on behalf of employees	-448,138	-317,015
Tax paid	-202,003	-173,275
Other cash paid relating to operating activities	-71,342	-55,550

Sub-total of cash outflows	-14,023,881	-12,652,640

Net cash flows from operating activities	-776,350	-664,569

Cash flows from investing activities:
Cash received from disposal of investments	183,557	144,400
Cash received from investment income	—	80,001
Cash received from disposal of fixed assets, intangible assets and other long-term fixed assets	21,113	971
Other cash received relating to investing activities	17,707	12,853

Sub-total of cash inflows	222,377	238,225

Cash paid for acquisition of fixed assets, intangible assets and other long-term fixed assets	-322,099	-298,962

Sub-total of cash outflows	-322,099	-298,962

Net cash flows from investing activities	-99,722	-60,737

Cash flows from financing activities:
Proceeds from bonds issue (excluding issue expenses)	973,800	973,800
Proceeds from borrowings	3,901,115	3,779,674

Sub-total of cash inflows	4,874,915	4,753,474

Repayment of borrowings	-4,297,494	-4,248,289
Cash paid for dividends, profits distribution and interest	-79,836	-77,149

Sub-total of cash outflows	-4,377,330	-4,325,438

Net cash flows from financing activities	497,585	428,036

Effect of foreign exchange rate changes	-475	-3

Net decrease in cash and cash equivalents	-378,962	-297,273

Supplementary Information

1. Reconciliation of net profit to cash flow from operating activities:
Net profit	-154,283	-154,283
Minority interests	15,968	—
Impairment for bad-debt written back	3,703	—
Depreciation	464,961	378,949
Amortization of intangible assets	3,363	3,363
Income from disposal of fixed assets, intangible assets and other long term assets	-378	-576
Financial expenses	69,728	59,396
Investment income	-105,371	-139,565
Increase in inventories	-412,456	-446,758
Increase in operating receivables	-418,094	-314,668
Decrease in operating payables	-243,491	-30,427

Net cash flows from operating activities	-776,350	-664,569

2. Net decrease in cash and cash equivalents:
Cash and cash equivalents at the end of the period	968,275	524,291
Less: cash and cash equivalents at the beginning of the period	1,347,237	821,564

Net decrease in cash and cash equivalents	-378,962	-297,273

By order of the Board Rong Guangdao Chairman

Shanghai, 26 April 2006

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Wu Haijun, Gao Jinping and Shi Wei; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Resolutions of the Eleventh Meeting of the Fifth Session of the Board of Directors

The Company and all members of the board of directors confirm that the information contained in this announcement is true, accurate and complete, and severally and jointly accept full responsibility for any false statements, misleading representations or material omissions in this announcement.

The directors were informed on the convening of the eleventh meeting of the fifth session of the board of directors of Sinopec Shanghai Petrochemical Company Limited (the “Company”) (the “Meeting”) via facsimile and mail on April 12, 2006. The Meeting was held on April 26, 2006 by means of correspondence. Of the 12 directors entitled to attend the Meeting, 12 of them attended the Meeting. The Meeting complied with the requirements of the PRC Company Law and the articles of association of the Company. Mr. Rong Guangdao, Chairman of the Company, presided over the Meeting. The Meeting considered and approved the following resolutions:

Resolution 1 The 2006 first quarterly report; the authorization given to the secretary to the board of directors (the “Board”) to submit the report to the Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and the New York Stock Exchange; and the announcement of the first quarterly report after 4:15 p.m. on April 26, 2006 and the publication of the report in designated newspapers of Hong Kong and Shanghai on April 27, 2006 were considered and approved (with 12 votes in favor, 0 vote against, 0 abstention);

As the current international price of crude oil fluctuates at a high level and mechanisms for adjustment of prices of petroleum products have not been implemented in a way which completely reflect the current high crude oil prices, the Board estimates that the net profit of the Group for the six months ended June 30, 2006 will drop substantially as compared with the net profit for the six months ended June 30, 2005.

Resolution 2 The submission of the 20-F to the Securities and Exchange Commission of the USA and the submission of the relevant information in respect of the Board meeting to the New York Stock Exchange were considered and approved (with 12 votes in favor, 0 vote against, 0 abstention);

Resolution 3 The re-arrangement of members of the fifth session of the Board was considered and approved (with 12 votes in favor, 0 vote against, 0 abstention);

Owing to the change of work of Mr. Wu Haijun and Mr. Gao Jinping, directors, the requests put forward by Mr. Wu Haijun and Mr. Gao Jinping to cease to be the Company’s directors were approved. The Board has nominated Mr. Li Honggen and Mr. Dai Jinbao to be candidates for the directors of fifth session of the Board and the same will be tabled to the annual general meeting for approval.

For the biographies of the candidates please refer to the AGM notice of the Company, which will be published on China Securities Journal, Shanghai Securities News, Hong Kong Commercial Daily and South China Morning Post on April 27, 2006.

Resolution 4 “The Code on Professional Conduct for Senior Management of Sinopec Shanghai Petrochemical Company Limited” was considered and approved (with 12 votes in favor, 0 vote against, 0 abstention);

Resolution 5 The amendments to “Internal Controls Handbook” were considered and approved (with 12 votes in favor, 0 vote against, 0 abstention);

Resolution 6 The amendments to the articles of association and its appendix of the Company were considered and approved (with 12 votes in favor, 0 vote against, 0 abstention) and the same will be tabled to the general meeting for approval;

for details of the amendments to the articles of association and its appendices of the Company, please refer to the AGM notice of the Company, which will be published on China Securities Journal, Shanghai Securities News, Hong Kong Commercial Daily and South China Morning Post on April 27, 2006.

Resolution 7 2005 Annual General Meeting to be held at 9:00a.m. at Jinshan District, Shanghai on 15 June 2006 was considered and approved (with 12 votes in favor, 0 vote against, 0 abstention).

Sinopec Shanghai Petrochemical Company Limited

Shanghai, April 26, 2006

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Wu Haijun, Gao Jinping and Shi Wei; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Resolutions of the Fifth Meeting of the Fifth Session of the Supervisory Committee

The Company and all members of the supervisory committee confirm that the information contained in this announcement is true, accurate and complete, and jointly and severally accept full responsibility for any false or misleading statements or material omissions in this announcement.

The 5th meeting of the fifth session of the supervisory committee (the “Meeting”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) was held on April 25, 2006 by means of communications. Of the seven supervisors entitled to attend the meeting, seven of them attended the meeting. The meeting was chaired by Mr. Dai Shuming. The Meeting was in compliance with the relevant rules and regulation of Company Law, Securities Law and the Articles of Association of the Company and was legal and valid.

The following resolutions were considered and approved by the supervisors:

1.	The first quarter report of 2006 was considered and approved (with seven votes in favor, 0 vote against, 0 abstention);

2.	The resolution in respect of change of members of the fifth session of the supervisory committee was approved (with seven votes in favor, 0 vote against, 0 abstention);

Due to the job change of Mr. Dai Shuming, the supervisor of the Company, it is agreed that Mr. Dai Shuming request not to hold the post of supervisor and that the supervisory committee of the Company will nominate Mr. Gao Jinping as replacement candidate for supervisor for the fifth session of the supervisory committee. The resolution will be submitted to the trade union democratic management authority for implementing a democratic election.

Supervisory Committee Sinopec Shanghai Petrochemical Company Limited

Shangahi, April 26, 2006

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Wu Haijun, Gao Jinping and Shi Wei; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

Appendix: Biography of candidates for supervisor

Gao Jinping, 39, is a Deputy Secretary of the Communist Party Committee and Chairman of the Labor Union of the Company. Mr. Gao joined the Complex in 1990 and has held various positions including Deputy Secretary of the Communist Youth League, Deputy Secretary of the Communist Party Committee of the Experimental Plant and of the Chemical Division of the Company. In October 2001, Mr. Gao was elected Director of the Publicity Division of the Communist Party Committee of the Company. In May 2003, Mr. Gao was appointed Deputy Secretary of the Communist Party Committee of the Company and Chairman of the Labor Union of the Company. In June 2004, Mr. Gao was elected Director of the Company. Due to the job change, Mr. Gao has resigned the director duties of the Company. Mr. Gao graduated from the Food Processing Faculty of Shanghai Aquatic Products University with a major in cooling and cold storage technology and obtained a bachelor’s degree in engineering in July 1990. In 2001, he completed his post-graduate studies in business administration at the Department of Industrial Economics of Shanghai Academy of Social Sciences. He has senior professional technical qualifications.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock code: 338)

Notice of 2005 Annual General Meeting

Sinopec Shanghai Petrochemical Company Limited (the “Company”) and all of the members of the board of directors (the “Board”) jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement and confirm that there are no material omissions or false or misleading statements in this announcement.

NOTICE IS HEREBY GIVEN that at the 11th meeting of the fifth session of the board of directors (the “Meeting”) of the Company held on April 26, 2006. The Meeting has decided to hold the 2005 annual general meeting (“AGM”) of the Company with details as follows:

1.	Basic information for convening the AGM:

(1)	Date and Time:	Thursday, June 15, 2006 at 9:00 a.m.;
(2)	Venue:	Jinshan Hotel, Jinshan District, Shanghai, the PRC;
(3)	Convenor:	The Board of the Company;
(4)	Form of Meeting:	Voting at the meeting.

2.	Items to be considered at the Meeting:

(1)	ORDINARY RESOLUTIONS

(1)	To consider and approve the 2005 Report of the Directors of the Company;

(2)	To consider and approve the 2005 Report of the Supervisory Committee of the Company;

(3)	To consider and approve the 2005 Audited Statement of Accounts and the 2006 Budget of the Company;

(4)	To consider and approve the 2005 Profit Appropriation Plan of the Company;

(5)	To consider and approve the re-appointment of KPMG Huazhen as the Company’s domestic auditors for the year 2006 and KPMG as the Company’s international auditors for the year 2006, and to authorize the Directors to fix their remuneration;

(6)	To consider the re-arrangement of the fifth session of the board of directors of the Company. Pursuant to the relevant requirements of the Company’s articles of association, the cumulative voting system shall apply to the election of members of the board of directors of the Company;

For the biographies of the candidates for directors, please refer to appendix 1.

(2)	SPECIAL RESOLUTION

(7)	To consider and, if thought fit, pass the Amendments to the Company’s Articles of Associations and its appendices as special resolution:

“THAT” to approve the proposal from the board of directors of the Company in respect of the amendments to the articles of association and its appendix of the Company; and to authorize the board of directors to amend the wording and handle other related matters in respect of the following amendment proposal in accordance with the requirements of the relevant approval authorities and the regulations of the stock exchanges on which the Company’s share were listed:

7.1	It is hereby proposed to amend the Company’s Articles of Associations

7.1.1	It was provided in paragraph 1 of the original Article 1 of the Articles of Association:

“These Articles of Association are formulated in accordance with “The Company Law of the People’s Republic of China” (the “Company Law”), “The State Council Special Regulations Relating to Issue of Shares and Overseas Listing of Joint Stock Limited Companies” (the “Special Regulations”), “The Mandatory Provisions for Companies Listing Overseas” (the “Mandatory Provisions”), the “Listed Companies Articles of Association Guidelines”, the “Listed Companies Corporate Governance Principles” and other relevant regulations, in order to protect the lawful rights and interests of Sinopec Shanghai Petrochemical Company Limited (the “Company”), its shareholders and creditors, and to regulate its organization and behavior.”

It is hereby proposed to be amended as follows:

“These Articles of Association are formulated in accordance with “The Company Law of the People’s Republic of China” (the “Company Law”), “The Securities Law of the People’s Republic of China” (the “Securities Law”), “The State Council Special Regulations Relating to Issue of Shares and Overseas Listing of Joint Stock Limited Companies” (the “Special Regulations”), “The Mandatory Provisions for Companies Listing Overseas” (the “Mandatory Provisions”), the “Listed Companies Articles of Association Guidelines”, the “Listed Companies Corporate Governance Principles” and other relevant regulations, in order to protect the lawful rights and interests of Sinopec Shanghai Petrochemical Company Limited (the “Company”), its shareholders and creditors, and to regulate its organization and behavior.”

7.1.2	It was provided in paragraph 3 of the original Article 8 of the Articles of Association:

“Upon approval by the responsible company approval authority as authorized by the State Council, the Company may operate as a holding company in accordance with its management and operation requirements pursuant to article 12(2) of the Company Law.”

It is hereby proposed to be deleted.

7.1.3	It was provided in paragraph 2 (1) and (2) of the original Article 25 of the Articles of Association:

“(1)	public offering of new shares;

(2)	placement of shares to existing shareholders;”

It is hereby proposed to be amended as follows:

“(1)	public share offering;

(2)	non-public share offering;”

7.1.4	It was provided in the original Article 29 of the Articles of Association:

“Subject to the approval by the relevant authority, the Company may repurchase its shares in any of the following circumstances in accordance with the procedure provided in the Articles:

(1)	cancellation of shares for reduction of capital;

(2)	merger with other companies which hold shares of the Company;

(3)	other circumstances as permitted by law or administrative regulations.

The Company shall comply with Articles 30 to 33 in repurchasing its shares.”

It is hereby proposed to be amended as follows:

“Subject to the approval by the relevant authority, the Company may repurchase its shares in any of the following circumstances in accordance with the procedure provided in the Articles:

(1)	cancellation of shares for reduction of capital;

(2)	merger with other companies which hold shares of the Company;

(3)	granting shares as incentive compensation to the staff of the Company;

(4)	acquiring the shares of shareholders who vote against any resolution adopted at the general meeting of shareholders on the merger or division of the Company;

(5)	other circumstances as permitted by law or administrative regulations.

The Company shall comply with Articles 30 to 33 in repurchasing its shares.”

7.1.5	It was provided in the original Article 32 of the Articles of Association:

“Shares repurchased by the Company in accordance with law shall be cancelled within ten (10) days following the date of the completion of the repurchase. The Company shall also apply for registration of the change in the registered capital to the original responsible company registration authority.

The share capital of the Company shall be reduced by the aggregate par value of the cancelled shares accordingly.”

It is hereby proposed to be amended as follows:

“Unless otherwise required by laws, administrative regulations, rules and regulations of authorized departments or these Articles of Association, if the Company repurchases its own shares pursuant to items (1) to (3) of Article 29 of these Articles of Association, resolutions relating thereto shall be adopted at a general meeting of shareholders. If the Company repurchases its own shares in accordance with the preceding paragraph under the circumstances set forth in item (1) of Article 29, the shares so repurchased shall be cancelled within ten days from the repurchase date. In the event of the circumstances set forth in items (2) and (4) of Article 29, the shares so repurchased shall be transferred or cancelled within six months.

If the Company repurchases its own shares in accordance with item (3) of Article 29, the shares so repurchased shall not exceed 5% of the total number of shares issued by the Company. The repurchased shares shall be transferred to the employees within one year.

If shares are required to be cancelled when they are repurchased in accordance with the law, the Company shall apply to the Company’s original registration authorities to register the alteration of the registered capital of the Company. The share capital of the Company shall be reduced by the aggregate par value of the cancelled shares accordingly.”

7.1.6	It was provided in the original Article 40 of the Articles of Association:

“During their term of office, the Senior Management should report their holdings of the Company’s stock to the Company at fixed times. During their term of office and during the six (6) months after their leaving office, they may not transfer their interests in the Company’s stock.”

It is hereby proposed to be amended as follows:

“During their terms of office, directors, supervisors and other senior officers of the Company shall periodically report to the Company their shareholdings in the Company and changes therein and shall not transfer more than 25% of such shareholdings per year during their terms of office. The aforesaid persons shall not transfer the shares in the Company held by them within six months from the date on which their resignation from the Company comes into effect.”

7.1.7	It was provided in the original Article 41 of the Articles of Association:

“If shareholders holding 5% or more of the stock of the Company with voting power sell any shares in the Company within six (6) months of acquiring them, or acquire any shares of the Company within six (6) months of selling them, then any profits thereby obtained shall belong to the Company.

This Article shall apply to legal person shareholders holding 5% or more of the stock of the Company with voting power and Senior Management as stipulated in these Articles, including but not limited to directors, supervisors and general manager.”

It is hereby proposed to be amended as follows:

“Unless otherwise required by laws, administrative regulations, regulatory authorities or stock exchanges at which the shares of the Company are listed, any gains from any sale of shares of the Company by any director, supervisor, senior officer or shareholder of the Company holding 5% or more of the shares of the Company within six months after their purchase of the same, and any gains from any purchase of shares of the Company by any of the aforesaid parties within six months after sale of the same shall be disgorged and paid to the Company, and the board of directors of the Company shall recover such gains from the abovementioned parties. Notwithstanding so, this six-month limitation shall not apply to any securities company holding 5% or more of the shares of the Company which purchasing of the shareholding is as a result of its underwriting obligation.

This Article shall apply to legal person shareholders holding 5% or more of the stock of the Company with voting power and Senior Management as stipulated in these Articles, including but not limited to directors, supervisors and general manager.

If the board of directors of the Company fails to comply with the requirements in accordance with the preceding paragraph, a shareholder shall have the right to request the board of directors to effect the same within thirty days. If the board of directors fails to do so within the said time limit, a shareholder shall have the right to initiate proceedings in the People’s Court directly in his own name for the interests of the Company.

If the board of directors of the Company fails to comply with the requirements in accordance with the first paragraph, the responsible director or directors shall assume joint and several liability in accordance with the law.”

7.1.8	It was provided in paragraph 2 of the original Article 50 of the Articles of Association:

“Holders of domestic shares whose share certificates have been lost may apply for issue of new share certificates in accordance with the procedure set out in article 150 of the Company Law.”

It is hereby proposed to be amended as follows:

“Holders of domestic shares whose share certificates have been lost may apply for issue of new share certificates in accordance with the procedure set out in article 144 of the Company Law.”

7.1.9	It was provided in Article 54 of the original Articles of Association:

“Holders of ordinary shares shall have the following rights:

(1)	to receive dividends or other forms of distribution proportional to their shareholding;

(2)	to attend general meetings of shareholders in person or by proxy and vote proportional to their shareholding;

(3)	to supervise the business operations and activities of the Company and to make suggestions or raise questions;

(4)	to transfer, gift or charge shares in accordance with law, administrative regulations and these Articles;

(5)	upon providing with evidence of the class and number of shares of the Company held, and following confirmation of the shareholder’s identity by the Company, to receive information in accordance with laws, administrative regulations and the Company Articles, including:

1.	to obtain a copy of the Company Articles after payment of charges at cost;

2.	to inspect and copy for reasonable charges:

(i)	all parts of the shareholders’ register;

(ii)	particulars of Senior Management of the Company including:

(a)	present and past names and aliases;

(b)	principal residential address;

(c)	nationality;

(d)	primary and all other business occupations;

(e)	identity document and its number;

(iii)	the share capital of the Company;

(iv)	reports showing the number and par value of shares repurchased by the Company since the end of the last financial year, the aggregate amount paid by the Company for the shares and the maximum and minimum price paid in respect of each class of shares repurchased;

(v)	minutes of shareholders’ meetings;

(vi)	the Company’s regular reports and extraordinary reports;

(6)	to receive the distribution of residual assets of the Company in proportion to their shareholding upon winding up or liquidation of the Company;

(7)	where resolutions of the shareholders’ general meeting violate the provisions of laws or administrative regulations, and infringe the lawful rights and interests of shareholders, shareholders have the right to bring an action to request the ceasing of the abovementioned violation or infringement, and have the right to request the Company to take action seeking compensation;

(8)	to have other rights granted by law, administrative regulations and the Company Articles.”

It is hereby proposed to be amended as follows:

“Holders of ordinary shares shall have the following rights:

(1)	to receive dividends or other forms of distribution proportional to their shareholding;

(2)	to attend general meetings of shareholders in person or by proxy and vote proportional to their shareholding;

(3)	to supervise the business operations and activities of the Company and to make suggestions or raise questions;

(4)	to transfer, gift or charge shares in accordance with law, administrative regulations and these Articles;

(5)	upon providing with evidence of the class and number of shares of the Company held, and following confirmation of the shareholder’s identity by the Company, to receive information in accordance with laws, administrative regulations and the Company Articles, including:

1.	to obtain a copy of the Company Articles after payment of charges at cost;

2.	to inspect and copy for reasonable charges:

(i)	all parts of the shareholders’ register;

(ii)	particulars of Senior Management of the Company including:

(a)	present and past names and aliases;

(b)	principal residential address;

(c)	nationality;

(d)	primary and all other business occupations;

(e)	identity document and its number;

(iii)	the share capital of the Company;

(iv)	stubs of company bonds;

(v)	reports showing the number and par value of shares repurchased by the Company since the end of the last financial year, the aggregate amount paid by the Company for the shares and the maximum and minimum price paid in respect of each class of shares repurchased;

(vi)	minutes of shareholders’ meetings, resolutions of the board of directors and resolutions of the supervisory committee;

(vii)	the Company’s regular reports and extraordinary reports;

(6)	to receive the distribution of residual assets of the Company in proportion to their shareholding upon winding up or liquidation of the Company;

(7)	where resolutions of the shareholders’ general meeting violate the provisions of laws or administrative regulations, and infringe the lawful rights and interests of shareholders, shareholders have the right to bring an action to request the ceasing of the abovementioned violation or infringement, and have the right to request the Company to take action seeking compensation;

(8)	to have other rights granted by law, administrative regulations and the Company Articles.”

7.1.10	It was provided in the original Article 55 of the Articles of Association:

“Holders of the ordinary shares shall assume the following obligations:

(1)	to comply with the Company Articles;

(2)	to pay subscription monies in respect of the shares they have subscribed for and in accordance with the agreed manner of payment;

(3)	not to return shares other than in such circumstances stipulated by law and administrative regulation;

(4)	to assume other obligations as imposed by law, administrative regulations and the Company Articles.

Except as agreed at the time of subscription of shares, shareholders shall not be liable to make any further contribution to the share capital.”

It is hereby proposed to be amended as follows:

“Holders of the ordinary shares shall assume the following obligations:

(1)	to comply with the Company Articles;

(2)	to pay subscription monies in respect of the shares they have subscribed for and in accordance with the agreed manner of payment;

(3)	not to return shares other than in such circumstances stipulated by law and administrative regulation;

(4)	not to abuse their shareholders’ rights to harm the interest of the Company or other shareholders, and not to abuse the independent legal person status of the Company and the limited liability of shareholders to harm the interest of any creditor of the Company. If a shareholder of the Company abuses its shareholder’s rights and thereby causes loss on the Company or other shareholders, such shareholder shall be liable for damages in accordance with the law. If a shareholder of the Company abuses the Company’s independent legal person status and the limited liability of shareholders for the purposes of avoiding debts, resulting in materially impairing the interests of the creditors of the Company, such shareholder shall be jointly and severally liable for the debts owed by the Company.

(5)	to assume other obligations as imposed by law, administrative regulations and the Company Articles.

Except as agreed at the time of subscription of shares, shareholders shall not be liable to make any further contribution to the share capital.”

7.1.11	The following iOPLs proposed to be added to become paragraph 2 of Article 57 of the Articles of Association:

“For the purposes of the foregoing Article, the term “de facto controllers” means the persons, not being shareholders of the Company, who are able to exercise de facto control over the acts of the Company through an investment relationship, agreement or other arrangement.”

7.1.12	It was provided in paragraphs 1 and 2 of the original Article 59 of the Articles of Association:

“The shareholders’ meetings exercise the following powers:

(1)	to decide on the Company’s operational policies and investment plans;

(2)	to elect and replace directors and decide on matters relating to the remuneration and liability insurance of directors;

(3)	to elect and replace the supervisors who are representatives of the shareholders and decided on matters relating to the remuneration and liability insurance of supervisors;

(4)	to examine and approve reports of the board of directors;

(5)	to examine and approve reports of the supervisory committee;

(6)	to examine and approve the Company’s proposed annual financial budget and final accounts;

(7)	to examine and approve the Company’s profit distribution plan and plan for recovery of losses;

(8)	to decide on increases in or reductions of the Company’s registered capital;

(9)	to decided on issues such as merger, division, dissolution and liquidation of the Company and other matters;

(10)	to decide on the issue of bonds by the Company;

(11)	to decide on the appointment, dismissal or termination of appointment of auditors;

(12)	to amend the Articles of the Company;

(13)	to review any requisition by the supervisory committee or by shareholders holding shares with five per cent. (5%) or more of the total voting rights of the Company;

(14)	to authorize and entrust the board of directors to handle any matters authorized and entrusted thereto;

(15)	to resolve other matters of the Company as required to be resolved in shareholders’ meetings in accordance with these Articles, the “Rules On Shareholders Meetings” and other laws, administrative regulations or rules and regulations of the authorized departments.

Where matters are required to be resolved in shareholders’ meetings in accordance with laws, administrative regulations, rules and regulations of authorized departments, these Articles or the Rules On Shareholders Meetings, the directors should convene a shareholders’ meeting to approve such matters, in order to guarantee shareholders’ rights of decision-making. If the circumstances reasonably require, where it is not possible or not necessary for specific matters related to the resolutions to be by the shareholders’ meeting, the shareholders’ meeting may authorize the board of directors to make decisions within the scope of the authority entrusted by the shareholders’ meeting.”

It is hereby proposed to be amended as follows:

“The shareholders’ meetings exercise the following powers:

(1)	to decide on the Company’s operational policies and investment plans;

(2)	to elect and replace directors and decide on matters relating to the remuneration and liability insurance of directors;

(3)	to elect and replace the supervisors who are representatives of the shareholders and decided on matters relating to the remuneration and liability insurance of supervisors;

(4)	to examine and approve reports of the board of directors;

(5)	to examine and approve reports of the supervisory committee;

(6)	to examine and approve the Company’s proposed annual financial budget and final accounts;

(7)	to examine and approve the Company’s profit distribution plan and plan for recovery of losses;

(8)	to decide on increases in or reductions of the Company’s registered capital;

(9)	to decided on issues such as merger, division, dissolution and liquidation of the Company and other matters;

(10)	to decide on the issue of bonds by the Company;

(11)	to decide on the appointment, dismissal or termination of appointment of auditors;

(12)	to amend the Articles of the Company;

(13)	to review any requisition by the supervisory committee or by shareholders holding shares with five per cent. (5%) or more of the total voting rights of the Company;

(14)	to examine and approve matters relating to guarantees stipulated in Article 60;

(15)	to consider the Company’s significant acquisition or disposal of material assets conducted within the period of one year with a value exceeding 30% of the latest audited total assets of the Company;

(16)	to examine and approve changes in the use of proceeds;

(17)	to examine and approve share incentive schemes;

(18)	to authorize and entrust the board of directors to handle any matters authorized and entrusted thereto;

(19)	to resolve other matters of the Company as required to be resolved in shareholders’ meetings in accordance with these Articles, the “Rules On Shareholders Meetings” and other laws, administrative regulations or rules and regulations of the authorized departments.

Where matters are required to be resolved in shareholders’ meetings in accordance with laws, administrative regulations, rules and regulations of authorized departments, these Articles or the Rules On Shareholders Meetings, the directors should convene a shareholders’ meeting to approve such matters, in order to guarantee shareholders’ rights of decision-making. Except to the extent that the functions and powers of a shareholders’ meeting are prohibited to be exercised on its behalf by the board of directors or other authorities and individuals by way of authorization as provided for in the laws, administrative regulations, rules and regulations of authorized departments, if the circumstances reasonably require, where it is not possible or not necessary for specific matters related to the resolutions to be by the shareholders’ meeting, the shareholders’ meeting may authorize the board of directors to make decisions within the scope of the authority entrusted by the shareholders’ meeting.”

7.1.13	The following is proposed to be added to become Article 60 of the Articles of Association:

“The following matters relating to guarantees provided by the Company to a third party shall be subject to the approval by shareholders at general meetings:

(1)	any subsequent guarantee to be provided by the Company in favor of a third party when the aggregate amount of guarantees of the Company and its holding subsidiaries given in favor of third parties has already exceeded 50% of the Company’s most recently audited net asset value;

(2)	any subsequent guarantee to be provided by the Company in favor of a third party, when the aggregate amount of guarantees of the Company given in favor of third parties has reached or has already exceeded 30% of the Company’s most recently audited total asset value;

(3)	any guarantee to be provided by the Company in favor of an entity which is subject to a gearing ratio of over 70%;

(4)	any single guarantee to be provided by the Company exceeding 10% of the Company’s most recently audited net asset value;

(5)	any guarantee to be provided in favor of any shareholder, de facto controllers and their connected parties.”

7.1.14	The original Articles 60 to 62 of Articles of Association are proposed to be renumbered as Articles 61 to 63.

7.1.15	It was provided in the original Article 63 of the Articles of Association:

“When the number of directors is less than the number required by the Company Law or less than two-thirds that required by these Articles, or where the unrecovered losses of the Company’s capital reach one-third of the Company’s total share capital, and the directors have not convened a shareholders’ meeting within the stipulated time, shareholders may themselves convene such a meeting in accordance with the procedure in the previous Article.”

It is hereby proposed to be deleted.

7.1.16	The following are proposed to be added to become paragraphs 2 and 3 of Article 69 of the Articles of Association:

“Each vote can only be exercised once either physically at a meeting, via internet or through other permitted means. If the same vote is exercised more than once, only the first vote will be accounted for.

Shareholders of the Company or their proxies who cast their votes via internet or through other permitted means shall have the right to monitor the voting results by the corresponding voting platform.”

7.1.17	It was provided in the original Article 71 of the Articles of Association:

“A notice of shareholders’ meeting shall:

(1)	be in writing;

(2)	specify the place, date and time of the meeting;

(3)	state the general nature of business to be transacted at the meeting;

(4)	provide such information and explanation as are necessary for the shareholders to exercise an informed judgment on the proposals put before them. Without limiting the generality of the foregoing, where a proposal is made to amalgamate the Company with another, to repurchase the shares of the Company, to reorganize the share capital structure of the Company or other restructuring, the terms of the proposed transaction shall be provided in detail together with copies of the proposed agreement, if any, and the cause and effect of such proposal shall be properly explained;

(5)	contain a disclosure of the nature and extent, if any, of material interests of any director, supervisor, general manager or any senior officer of the Company in the transaction in the transaction proposed and the effect of the proposed transaction on them in their capacity as shareholders so far as it is different from the effect on the interest of shareholders of the same class;

(6)	contain the text of any special resolution proposed to be resolved at the meeting;

(7)	contain conspicuously a statement that a shareholder entitled to attend and vote is entitled to appoint one or more proxies to attend and vote for and on behalf of him and that a proxy need not also be a shareholder;

(8)	state the record date for shareholders entitled to attend the meeting;

(9)	state the time and place for delivery of proxy forms for use at the meeting;

(10)	state the name and telephone number of the contact person for the meeting.”

It is hereby proposed to be amended as follows:

“A notice of shareholders’ meeting shall:

(1)	be in writing;

(2)	specify the place, date and time of the meeting;

(3)	state the general nature of business to be transacted at the meeting;

(4)	provide such information and explanation as are necessary for the shareholders to exercise an informed judgment on the proposals put before them. Without limiting the generality of the foregoing, where a proposal is made to amalgamate the Company with another, to repurchase the shares of the Company, to reorganize the share capital structure of the Company or other restructuring, the terms of the proposed transaction shall be provided in detail together with copies of the proposed agreement, if any, and the cause and effect of such proposal shall be properly explained;

(5)	if matters relating to election of directors and supervisors are proposed to be discussed at a general meeting of shareholders, detailed information concerning the candidates shall be fully disclosed in the notice of the general meeting, which shall at least include the following:

(i)	personal information relating to the candidates’ including educational background, work experience and all other positions undertaken on a part-time basis;

(ii)	whether the candidates are connected with the Company, its controlling shareholders or de facto controllers;

(iii)	disclosing the candidates’ shareholdings in the Company;

(iv)	whether the candidates have been subject to any punishment by the China Securities Regulatory Commission or other relevant department or to any sanction by any stock exchange.

(6)	contain a disclosure of the nature and extent, if any, of material interests of any director, supervisor, general manager or any senior officer of the Company in the transaction in the transaction proposed and the effect of the proposed transaction on them in their capacity as shareholders so far as it is different from the effect on the interest of shareholders of the same class;

(7)	contain the text of any special resolution proposed to be resolved at the meeting;

(8)	contain conspicuously a statement that a shareholder entitled to attend and vote is entitled to appoint one or more proxies to attend and vote for and on behalf of him and that a proxy need not also be a shareholder;

(9)	state the record date for shareholders entitled to attend the meeting;

(10)	state the time and place for delivery of proxy forms for use at the meeting;

(11)	state the name and telephone number of the contact person for the meeting.”

7.1.18	The following is proposed to be added to become Article 75 of the Articles of Association:

“The board of directors of the Company together with other convenors shall adopt necessary measures to maintain the normal order of the general meeting of shareholders. Measures shall be taken to stop any act which interferes with or causes nuisance at a general meeting and any act which infringes the lawful interests of the shareholders. Timely report of these acts shall be made to the relevant authority for investigation.”

7.1.19	The original Articles 75 to 82 of Articles of Association are renumbered as Articles 76 to 83.

7.1.20	The original Article 83 of the Articles of Association is proposed to be renumbered as Article 84, and the following added to become paragraphs 2 and 3 of that article:

“The convenor and the legal advisers retained by the Company shall jointly verify the eligibility of the shareholders to vote based on the Company’s shareholder register provided by the securities registration and clearing authority and shall register the name of the shareholders together with the numbers of voting shares in their possession. Registration shall come to a close before the chairman of the meeting announces the number of shareholders and proxies physically present at the meeting as well as the total number of voting shares represented by the shareholders who are entitled to vote. Prior to voting, the chairman of the meeting shall announce the number of shareholders and proxies physically present at the meeting as well as the total number of voting shares represented by the shareholders who are entitled to vote. The number of shareholders and proxies physically present at the meeting as well as the total number of voting shares represented by the shareholders who are entitled to vote shall be determined in accordance with those registered during the meeting.”

7.1.21	The following is proposed to be added to become Article 85 of the Articles of Association:

“When convening a general meeting of shareholders, all directors, supervisors and the secretary of the board of directors of the Company shall attend the meeting. The general manager and other senior officers shall attend the meeting as participants.”

7.1.22	The original Articles 84 to 90 of the Articles of Association are proposed to be renumbered as Articles 86 to 92.

7.1.23	It was provided in the original Article 91 of the Articles of Association: “The following matters shall be adopted by ordinary resolution at shareholders’ general meetings:

(1)	the working reports by the board of directors and the supervisory committee;

(2)	the profit distribution proposal and proposal to recover losses formulated by the board of directors;

(3)	the appointment or removal of the members of the board of directors and members of the supervisory committee appointed by shareholders and their remuneration, method of payment and liability insurance;

(4)	the Company’s annual budget and final report, balance sheet, profit and loss accounts and other financial statements;

(5)	other matters except those required to be adopted by special resolution in accordance with the provisions of law or administrative regulations or the Company Articles.”

It is hereby proposed to be renumbered as Article 93 and amended as follows:

“The following matters shall be adopted by ordinary resolution at shareholders’ general meetings:

(1)	the working reports by the board of directors and the supervisory committee;

(2)	the profit distribution proposal and proposal to recover losses formulated by the board of directors;

(3)	the appointment or removal of the members of the board of directors and members of the supervisory committee appointed by shareholders and their remuneration, method of payment and liability insurance;

(4)	the Company’s annual budget and final report, balance sheet, profit and loss accounts and other financial statements;

(5)	the Company’s annual report;

(6)	other matters except those required to be adopted by special resolution in accordance with the provisions of law or administrative regulations or the Company Articles.”

7.1.24	It was provided in the original Article 92 of the Articles of Association:

“The following matters shall be resolved by special resolution at shareholders’ general meetings:

(1)	increase or reduce the Company’s share capital and the issue of any type of shares, warrants and other similar securities;

(2)	issue of corporate bonds;

(3)	division, merger, dissolution or liquidation of the Company;

(4)	amendments to the Company Articles;

(5)	repurchase of the Company’s shares;

(6)	other matters which are resolved by shareholders by ordinary resolution and are considered by the shareholders to be material to the Company and are required to be passed by special resolution.”

It is hereby proposed to be renumbered as Article 94 and amended as follows:

“The following matters shall be resolved by special resolution at shareholders’ general meetings:

(1)	increase or reduce the Company’s share capital and the issue of any type of shares, warrants and other similar securities;

(2)	issue of corporate bonds;

(3)	division, merger, dissolution or liquidation of the Company;

(4)	amendments to the Company Articles;

(5)	the Company’s significant acquisition or disposal of material assets or provision of guarantees conducted within the period of one year with a value exceeding 30% of the latest audited total assets of the Company;

(6)	share incentive schemes;

(7)	other matters which are resolved by shareholders by ordinary resolution and are considered by the shareholders to be material to the Company and are required to be passed by special resolution.”

7.1.25	The original Article 93 of the Articles of Association is renumbered as Article 95.

7.1.26	It was provided in the original Article 94 of the Articles of Association:

“Directors and supervisors must provide answers and explanations to shareholders’ inquiries and suggestions, unless the matters relate to commercial secrets of the Company which cannot be disclosed at the shareholders’ meeting.”

It is hereby proposed to be renumbered as Article 96 and amended as follows:

“At the annual general meeting of shareholders, the board of directors and the supervisory committee shall report on their work for the previous year. Each of the independent directors shall also report on their work.

Directors, supervisors and senior officers shall provide responses and explanations to queries or recommendations raised by shareholders at a general meeting of shareholders, unless the matters relate to commercial secrets of the Company which cannot be disclosed at the general meeting of shareholders.”

7.1.27	The original Article 95 of the Articles of Association is proposed to be renumbered as Article 97.

7.1.28	The original Article 96 of the Articles of Association is proposed to be renumbered as Article 98 and the following added to become paragraphs 1 and 2 of that article:

“Before a resolution is decided on a motion at a general meeting of shareholders, two representatives of the shareholders shall be nominated to participate in counting the votes as well as supervising the counting process. If a shareholder is interested in the matters under consideration, the relevant shareholder and his proxies shall not participate in counting the votes or supervising the counting process.

At the time of deciding on a motion by voting at a general meeting, legal advisers, representatives of shareholders and representatives of supervisors shall participate in counting the votes as well as supervising the counting process. They shall announce the voting results to the meeting. The voting results in connection with the resolution shall be recorded in the minutes.”

7.1.29	The original Articles 97 to 98 of the Articles of Association are proposed to be renumbered as Articles 99 to 100.

7.1.30	The following is proposed to be added to become Article 101 of the Articles of Association:

“A general meeting of shareholders shall not be declared closed for shareholders who attend in person at a time earlier than for those shareholders who attend via internet or other permitted means. The chairman of the meeting shall announce to the meeting the voting details and results of each motion and shall declare whether or not a motion is adopted on the basis of the relevant voting results.

Prior to announcing the voting results, all those who are involved in the meeting whether in person or via internet or other permitted means, including any companies, persons responsible for counting the votes, persons responsible for supervising the counting process, internet service providers and other relevant parties shall have the obligation to keep matters related to voting confidential.”

7.1.31	It was provided in the original Article 99 of the Articles of Association:

“Minutes shall be kept of general meetings of shareholders. Minutes of general meetings of shareholders should set out the following:

(1)	numbers of shares with voting power represented by attendees at the meeting, and the proportion of the Company’s total shares thereby represented;

(2)	the date and place of the meeting;

(3)	the name of the person presiding over the meeting, and the agenda;

(4)	the key points of each person who spoke to each resolution;

(5)	the results of voting for each resolution;

(6)	the inquiries and suggestions of shareholders, and the responses and explanations given by the directors and supervisors;

(7)	other matters which the meeting believes should be recorded in the minutes.

Minutes of general meetings of shareholders must be signed by the directors attending the meeting and by the person recording the minutes. If no directors are attending the meeting, then the minutes must be signed by the shareholder or shareholder’s authorized representative chairing the meeting and by the person recording the minutes.

Resolutions passed in any such meetings shall be recorded in a summary of minutes. Minutes and any summaries of minutes of meetings shall be in the Chinese language, and kept as records of the Company at the legal address of the Company together with the signed attendance records and proxy forms.”

It is hereby proposed to be renumbered as Article 102 and amended as follows:

“Minutes of a general meeting of shareholders shall be kept and such minutes shall be prepared by the secretary of the board of directors. Minutes of general meetings of shareholders should set out the following:

(1)	the date and venue for convening the meeting, meeting agenda and the name of the convenor;

(2)	the name of the chairman of the meeting as well as those of the directors, supervisors, general manager and other senior officers who attend the meeting as attendees and participants;

(3)	the number of shareholders and proxies attending the meeting, the total number of voting shares represented by the shareholders who are entitled to vote; the proportion of the number of voting shares represented by the shareholders who are entitled to vote out of the total number of shares of the Company; the number of voting shares represented by public shareholders holding domestically listed shares (including their proxies) and the number of voting shares represented by shareholders holding non-circulating shares (including their proxies) and their respective proportions out of the total number of shares of the Company; the individual voting results for each motion of the public shareholders holding domestically listed shares and shareholders holding non-circulating shares;

(4)	a description of the considerations taken for each motion, the main points put forward by each speaker relating thereto and the voting results thereof;

(5)	details of queries and recommendations of the shareholders and the corresponding response or explanation in relation thereto;

(6)	the names of the legal advisers and persons responsible for counting the votes and for supervising the counting process; and

(7)	other contents which should be recorded in the minutes as provided for in the Articles of Association.

The convenor shall ensure that the content of the minutes shall be true, accurate and complete. Minutes shall be signed by attendees of the meeting, including the directors, supervisors, secretary of the board of directors, the convenor or its representative and the chairman of the meeting. Minutes shall together with the register relating to shareholders present at the meeting in person and by proxy by way of issuing a proxy form or via internet or other permitted means, be kept by the Company at the Company address for an indefinite period of time.”

7.1.32	The original Articles 100 to 101 of the Articles of Association are proposed to be renumbered as Articles 103 to 104.

7.1.33	The following is proposed to be added to become Article 105 of the Articles of Association:

“The convenor shall ensure that a general meeting of shareholders is held on a continuous basis until a final resolution is adopted. If a general meeting is suspended or no resolution can be adopted due to force majeure or other exceptional reasons, necessary measures shall be taken so as to promptly re-convene the general meeting or to directly terminate the then general meeting, and public announcement relating thereto shall also be made on a timely basis. At the same time, the convenor shall report the same to the local office of China Securities Regulatory Commission and to relevant stock exchanges.”

7.1.34	The following is proposed to be added to become Article 106 of the Articles of Association:

“At a general meeting of shareholders, the Company shall retain legal advisers and obtain legal advice in relation to the following issues which shall be incorporated into the shareholders’ resolutions for announcement purposes:

(1)	whether the procedures for convening and holding a general meeting comply with the requirements of the laws, administrative regulations and these Articles of Association;

(2)	whether attendees or the convenor of a general meeting meet the requisite legal requirements;

(3)	whether the voting procedures for and the voting results of the general meeting are lawful and valid; and

(4)	issuance of legal opinions on other relevant issues at the request of the Company.”

7.1.35	The following is proposed to be added to become Article 107 of the Articles of Association:

“If a motion in respect of the distribution of cash or bonus shares, or in connection with the capital increase by conversion from common reserve funds, is adopted at a general meeting of shareholders, the Company shall implement such distribution within two months of the relevant general meeting.”

7.1.36	The original Articles 102 to 109 of the Articles of Association are proposed to be renumbered as Articles 108 to 115.

7.1.37	The original Articles 110 is proposed to be renumbered as Article 116, and the following added to become paragraph 4 of that article:

“Each specialist committee shall have the following basic responsibilities:

(1)	Major responsibilities of the audit committee are:

(i)	to propose the engagement or removal of external auditor;

(ii)	to oversee the internal audit system of the Company and its implementation;

(iii)	to be responsible for the communications between the internal auditor and the external auditor;

(iv)	to examine and verify the financial information of the Company and the disclosure thereof; and

(v)	to examine the internal control system of the Company.

(2)	Major responsibilities of the remuneration committee are:

(i)	to consider the standards of evaluation of directors, general manager and other senior officers, to conduct evaluation and to provide recommendations in connection therewith; and

(ii)	to consider and develop the remuneration policies and proposals for the directors, general manager and other senior officers.”

7.1.38	The original Articles 111 to 118 of the Articles of Association are proposed to be renumbered as Articles 117 to 125.

7.1.39	The original Article 119 of the Articles of Association is proposed to be renumbered as Article 125, and the following added to become paragraph 2 of that article:

“Subject to Article 126 of these Articles of Association, a director’s resignation shall be effected when the written notice of resignation is received by the board of directors. The board of directors shall disclose such resignation within 2 days of receipt of the written notice.”

7.1.40	The original Article 120 of the Articles of Association is proposed to be renumbered as Article 126.

7.1.41	The original Article 121 of the Articles of Association is proposed to be renumbered as Articles 127 and it was provided in point 7 and 9 in that article:

“(7)	to prepare plans for major acquisitions or disposals, and for the merger, division, or dissolution of the Company;

(9)	to decide on venture capital investments, the mortgage of assets or other guarantees of the Company, within the scope authorised by the shareholders’ general meeting;”

It is hereby proposed that they be amended as follows:

“(7)	to prepare plans for major acquisitions or disposals, and for the merger, division, dissolution or changing of the form of the Company;

(9)	to decide on matters relating to foreign investment, purchase or sale of assets, mortgage of assets, provision of guarantees, entrusted asset management and connected transactions by the Company within the scope of authority conferred by the general meeting;”

7.1.42	The original Articles 122 to 126 of the Articles of Association are proposed to be renumbered as Articles 128 to 132.

7.1.43	It was provided in the original Article 127 of the Articles of Association:

“The board of directors must explain to the shareholders’ general meeting when a registered accountancy firm issues a qualified audit opinion in respect of the Company’s financial statements.”

It is hereby proposed to be renumbered as Article 133 and amended as follows:

“The board of directors must explain to the shareholders’ general meeting when a registered accountancy firm issues a non-standard audit opinion in respect of the Company’s financial statements.”

7.1.44	The original Articles 128 to 131 of the Articles of Association are proposed to be renumbered as Articles 134 to 137.

7.1.45	It was provided in the original Article 132 of the Articles of Association:

“Meetings of the board of directors shall be convened at least four times per year by the chairman. Notice of meeting shall be given to all the directors ten (10) days prior to the meeting.”

It is hereby proposed to be renumbered as Article 138 and amended as follows:

“Meetings of the board of directors shall be convened at least four times per year by the chairman. Notice of meeting shall be given to all the directors at least fourteen (14) days prior to the meeting.”

7.1.46	It was provided in the original Article 133 of the Articles of Association:

“In any one of the following circumstances, the chairman should convene an extraordinary meeting of the board of directors:

(1)	where the chairman believes it is necessary;

(2)	more than one-third of the directors together requisition a meeting;

(3)	more than one-half of the independent directors together requisition a meeting;

(4)	the supervisory committee requisitions a meeting;

(5)	the general manager requisitions a meeting.

In the event of the circumstances described in paragraphs (2) to (5) above, where the chairman cannot convene an extraordinary meeting of the board of directors for special reasons, the chairman shall appoint the vice-chairman or other director to convene the meeting. Where the chairman fails to convene the meeting without cause and fails to appoint any person to convene the meeting on his behalf, a director may be nominated by the vice-chairman or more than half of all the directors to convene the meeting.”

It is hereby proposed to be renumbered as Article 139 and amended as follows:

“In any one of the following circumstances, the chairman should convene and chair an extraordinary meeting of the board of directors within ten working days:

(1)	shareholders representing not less than one-tenth of the voting rights requisition a meeting;

(2)	not less than one-third of the directors together requisition a meeting;

(3)	not less than one-half of the independent directors together requisition a meeting;

(4)	the supervisory committee requisitions a meeting.

Where the chairman cannot convene an extraordinary meeting of the board of directors for special reasons, the chairman shall appoint the vice-chairman or other director to convene the meeting. Where the chairman fails to convene the meeting without cause and fails to appoint any person to convene the meeting on his behalf, a director may be nominated by the vice-chairman or more than half of all the directors to convene the meeting.”

7.1.47	The original Articles 134 to 159 of the Articles of Association are proposed to be renumbered as Articles 140 to 165.

7.1.48	The original Article 160 of the Articles of Association is proposed to be renumbered as Articles 166 and it was provided in the paragraph 3 of that article:

“The election or removal of the chairman of the supervisory committee shall be decided by more than two-thirds of the members of the supervisory committee. The chairman of the supervisory committee shall co-ordinate the performance of the committee’s duties. Where the chairman of the supervisory committee cannot perform his duties, the chairman shall appoint a supervisor to exercise the chairman’s powers on behalf of the chairman.”

It is hereby proposed to be amended as follows:

“The election or removal of the chairman of the supervisory committee shall be decided by more than two-thirds of the members of the supervisory committee. The chairman of the supervisory committee shall co-ordinate the performance of the committee’s duties. Where the chairman of the supervisory committee cannot perform his duties, half of the members of the supervisory committee shall appoint a supervisor to exercise the chairman’s powers on behalf of the chairman.”

7.1.49	The original Articles 161 to 164 of the Articles of Association are proposed to be renumbered as Articles 167 to 170.

7.1.50	The original Article 165 of the Articles of Association is proposed to be renumbered as Article 171 and it was provided in paragraph 1 of that article:

“A supervisor who fails to attend in person two consecutive supervisory committee meetings shall be deemed as failing to perform his responsibilities and shall be removed from his office at the shareholders’ meeting or trade union representatives’ meeting.”

It is hereby proposed to be amended as follows:

“The Supervisory Committee shall propose at a shareholders’ meeting or trade union representatives’ meeting for the removal of a supervisor who, without reasons, fails to attend in person two consecutive supervisory committee meetings and fails to nominate another supervisor to act on his behalf.”

7.1.51	The original Article 166 of the Articles of Association is proposed to be renumbered as Article 172 and it was provided in paragraph 2 of that article:

“All supervisors shall be given 10 days written notice of the supervisory committee meeting. Such notice shall include the date of the meeting, the place and duration of the meeting, the agenda and resolutions to be passed and the date of the notice.”

It is hereby proposed to be amended as follows:

“All supervisors shall be given 10 days notice of the supervisory committee meeting, such notice shall be given by electronic means, fax, express post, registered post or in person. Such notice shall also include the date of the meeting, the place and duration of the meeting, the agenda and resolutions to be passed and the date of the notice. If an extraordinary supervisory committee meeting is proposed to be convened, all supervisors shall be given three days verbal or written notice of the meeting.”

7.1.52	The original Article 167 of the Articles of Association is proposed to be renumbered as Article 173, and it was provided in paragraph 1 of that article: “The supervisory committee shall report to shareholders’ general meetings and shall have the following powers:

(1)	to inspect the Company’s financial situation;

(2)	to supervise the behavior of the directors, the general manager, deputy general manager, financial controller and secretary of the Company which violate law, administrative regulations and the Company Articles while they carry out their duties;

(3)	to require the directors, the general manager, deputy general manager, financial controller and secretary of the Company to rectify their behavior when their conduct is harmful to the interest of the Company and to report to the shareholders’ general meeting or the relevant government regulatory bodies if necessary;

(4)	to check the financial reports, business reports, profit distribution proposal and other financial information proposed to be submitted to shareholders’ general meetings and in the case of doubt, may request public accountants or auditors in the name of the Company to assist reviewing the same;

(5)	to make recommendations in relation to the appointment of accountant;

(6)	to propose extraordinary resolutions at the annual shareholders’ meeting.

(7)	to requisite for convening extraordinary shareholders’ meetings;

(8)	to requisite for convening interim board meetings;

(9)	to negotiate with the directors or to institute proceedings against the directors on behalf of the Company;

(10)	to exercise other powers specified by the law, administrative regulations, in the Company Articles and as authorized by the shareholders’ meeting.”

It is hereby proposed to be amended as follows:

“The supervisory committee shall report to shareholders’ general meetings and shall have the following powers:

(1)	to inspect the Company’s financial situation;

(2)	to supervise the directors and senior officers in relation to their performance of duties of the Company and to propose removal of a director or a senior officer who has contravened any law, administrative regulation, these Articles of Association or resolutions passed at a general meeting of shareholders;

(3)	to require the directors, the general manager, deputy general manager, financial controller and secretary of the Company to rectify their behavior when their conduct is harmful to the interest of the Company and to report to the shareholders’ general meeting or the relevant government regulatory bodies if necessary;

(4)	to verify the financial reports, business reports, profit distribution proposal and other financial information proposed to be submitted to shareholders’ general meetings and in the case of doubt, may request public accountants or auditors in the name of the Company to assist reviewing the same; to review periodic reports of the Company prepared by the board of directors and to furnish written review opinions,

(5)	to make recommendations in relation to the appointment of accountant;

(6)	to propose extraordinary resolutions at the annual shareholders’ meeting.

(7)	to requisite for convening extraordinary shareholders’ meetings;

(8)	to requisite for convening extraordinary board meetings;

(9)	to initiate proceedings against the directors and senior officers in accordance with section 152 of the Company Law;

(10)	to conduct investigation into any identified irregularities in the Company’s operations, and where necessary, to engage accountants, legal advisers or other professionals to assist in the investigation; and

(11)	to exercise other powers specified by the law, administrative regulations, in the Company Articles and as authorized by the shareholders’ meeting.”

7.1.53	It was provided in the original Article 168 of Articles of Association:

“The supervisory committee shall resolve by way of passing a resolution with the affirmative votes of two-thirds or more of the members of the committee.”

It is hereby proposed to be renumbered as Article 174 and amended as follows:

“Unless otherwise required by the Articles of Association, the supervisory committee shall resolve by way of passing a resolution with the affirmative votes of half or more of the members of the committee.”

7.1.54	The original Articles 169 to 171 of the Articles of Association are proposed to be renumbered as Articles 175 to 177.

7.1.55	The original Article 172 of the Articles of Association is proposed to be renumbered as Article 178, and the following paragraph added to become paragraph 2 of that article:

“If the election or appointment of a director is taken place in contravention of this Article, the said election, appointment or engagement shall be invalid. If a director falls into any of the circumstances set forth in this Article during his term of office, the Company shall relieve him of his duties.”

7.1.56	The original Articles 173 to 176 of the Articles of Association are proposed to be renumbered as Articles 179 to 182.

7.1.57	The original Article 177 of the Articles of Association is proposed to be renumbered as Articles 183 and the following paragraph added to become paragraph 2 of that article:

“The duty of diligence to be discharged by directors, supervisors, general manager and other senior officers includes but not limited to:

(1)	to exercise the rights conferred upon them in a prudent, serious and diligent manner so as to ensure that the commercial activities carried out by the Company are in compliance with the laws and administrative regulations, as well as the requirements of various economic policies of the State and falls within the scope of business provided for in the business license;

(2)	to treat all shareholders equally;

(3)	to keep informed of the business operation and management of the Company in a timely manner;

(4)	to sign a written confirmation or opinion in connection with the regular reports of the Company and to ensure that the information disclosed by the Company is true, accurate and complete;

(5)	to inform the supervisory committee of the relevant circumstances and information that is in accordance with the facts, and shall not impede the supervisory committee or a supervisor from exercising their powers; and

(6)	to perform other duties of diligence as required by the laws, administrative regulations, rules and regulations of authorized departments and these Articles of Association.”

7.1.58	The original Article 178 of the Articles of Association is proposed to be renumbered as Article 184 and the following paragraph added to become paragraph 2 of that article:

“Any profits derived by a director in contravention of this Article shall be for the account of the Company. The director shall be personally liable for any loss suffered by the Company as a result of his contravention of this Article.”

7.1.59	The original Articles 179 to 181 of the Article of Association are proposed to be renumbered as Articles 185 to 187.

7.1.60	The original Article 182 of the Article of Association is proposed to be renumbered as Article 188, and paragraph added to become paragraph 1 of that article:

“A director, supervisor, general manager or a senior officer shall be personally liable for any loss suffered by the Company as a result of a violation by him of any law, administrative regulation, rules and regulations of authorized departments or these Articles of Association in the course of performing his duties.”

7.1.61	The original Article 183 of the Articles of Association is proposed to be renumbered as Article 189 and it was provided in paragraph 2 of that article:

“A director shall not be entitled to vote on (nor shall be counted in the quorum in relation to) any resolution of the board in respect of any contract, transaction or arrangement in which he or any of his associates as defined in the Listing Rules (“Associate”) has any material interest.”

It is hereby proposed to be amended as follows:

“A director shall not be entitled to vote, whether for himself or on behalf of another director, on (nor shall be counted in the quorum in relation to) any resolution of the board in respect of any contract, transaction or arrangement in which he or any of his associates as defined in the Listing Rules (“Associate”) has any material interest. A board meeting in respect of any contract, transaction or arrangement in which a director or any of his Associates has any material interest can be convened where not less than half of the disinterested directors of the Company attend the meeting and any such resolutions shall be passed by at least half of the disinterested directors of the Company. If the number of disinterested directors present at a board meeting is less than 3, the matters shall be presented to the shareholders for consideration at a general meeting.”

7.1.62	The original Articles 184 to 202 of the Articles of Association are proposed to be renumbered as Articles 190 to 208.

7.1.63	It was provided in the original Article 203 of the Articles of Association:

“The after-tax profits of the Company shall be distributed in the following order of priority:

(1)	to make up for losses of the previous year;

(2)	allocation of 10% to the statutory common reserve;

(3)	allocation of 5%-10% to the statutory public welfare fund;

(4)	allocation to the discretionary common reserve; and

(5)	payment of dividends.

Where the statutory common reserve of the Company is over 50% of the registered capital of the Company, profits need not be allocated to it.

Where the statutory common reserve of the Company is insufficient to make up the Company’s losses in the previous year, the profits of the current year shall be applied to make up the losses before allocations are made from the statutory common reserve and the statutory public welfare fund.

The Company may allocate funds from profits after tax for discretionary common reserve, provided that funds have been first allocated for common reserves and statutory public welfare fund and shareholders’ resolution has been passed to approve such allocations.

The Company may distribute profits, after applying its profits towards making up losses, common reserve and statutory public welfare fund, in accordance with the proportions of shareholdings.”

It is hereby proposed to be renumbered as Article 209 and amended as follows:

“The after-tax profits of the Company shall be distributed in the following order of priority:

(1)	to make up for losses of the previous year;

(2)	allocation of 10% to the statutory common reserve;

(3)	allocation to the discretionary common reserve; and

(4)	payment of dividends.

Where the statutory common reserve of the Company is over 50% of the registered capital of the Company, profits need not be allocated to it.

Where the statutory common reserve of the Company is insufficient to make up the Company’s losses in the previous year, the profits of the current year shall be applied to make up the losses before allocations are made from the statutory common reserve.

The Company may allocate funds from profits after tax for discretionary common reserve, provided that funds have been first allocated for common reserves and shareholders’ resolution has been passed to approve such allocations.

The Company may distribute profits, after applying its profits towards making up losses, common reserve, in accordance with the proportions of shareholdings except where the Articles of Association stipulate that no profit distributions shall be made in accordance with the shareholding proportion.”

7.1.64	It was provided in the original Article 204 of the Articles of Association:

“Before the Company has made up for losses and allocated to the statutory surplus common reserve and the welfare fund, no distribution in the form of dividend or bonus share shall be made.”

It is hereby proposed to be renumbered as Article 210 and amended as follows:

“Before the Company has made up for losses and allocated to the statutory common reserve, no distribution in the form of dividend or bonus share shall be made.

If the general meeting has, in violation of the provisions of the preceding paragraphs, distributed profits to the shareholders before the Company has made up for its losses and made allocations to the statutory common reserve, the shareholders must return the profits distributed in violation of the provision to the Company.

No profits shall be distributed in respect of the shares held by the Company.”

7.1.65	The original Article 205 of the Articles of Association is proposed to be renumbered as Article 211.

7.1.66	The original Article 206 of the Articles of Association is proposed to be renumbered as Article 212 and it was provided in paragraph 1 of that article:

“The common reserve of the Company shall only be used for the purposes of making up losses or for conversion into capital of the Company.”

It is hereby proposed to be amended as follows:

“The common reserve of the Company shall be used for the purposes of making up losses of the Company, increasing the scale of production and operation of the Company or conversion into capital of the Company. The Company shall not apply the capital common reserve for making up its losses.”

7.1.67	It was provided in the original Article 207 of the Articles of Association:

“The Company may apply the public welfare funds towards providing for the collective benefits of the employees.”

It is hereby proposed to be deleted.

7.1.68	The original Article 208 of the Articles of Association is proposed to be renumbered as Article 213, and the following paragraph added to become paragraph 2 of that article:

“Any payment for the shares paid before calls on shares shall be entitled to dividends. However, shareholders shall not be entitled to receive dividends where the dividends are subsequently declared.”

7.1.69	The original Articles 209 to 235 of the Articles of Association are proposed to be renumbered as Articles 214 to 240.

7.1.70	It was provided in the original Article 236 of the Articles of Association:

“The Company shall be dissolved and liquidated in any of the following circumstances:

(1)	the shareholders in general meeting have decided to dissolve the Company;

(2)	the Company is required to be dissolved due to merger or division;

(3)	the Company cannot repay its debts when due and is declared insolvent under laws;

(4)	the Company is ordered to be terminated for contravention of laws and administrative regulations in accordance with the laws and administrative regulations.”

It is hereby proposed to be renumbered as Article 241 and amended as follows:

“The Company shall be dissolved and liquidated in any of the following circumstances:

(1)	the shareholders in general meeting have decided to dissolve the Company;

(2)	the Company is required to be dissolved due to merger or division;

(3)	the Company cannot repay its debts when due and is declared insolvent under laws;

(4)	the Company has its business license revoked, is ordered to be closed down or terminated for contravention of aws and administrative regulations;

(5)	shareholders holding at least 10% of the shares of the Company may apply to the People’s Court to dissolve the Company if the Company experiences extreme difficulties in respect of its operation and management, which cannot otherwise be resolved, such that if the Company continues to operate, its shareholders will suffer significant losses.”

7.1.71	The original Article 237 of the Articles of Association is proposed to be renumbered as Article 242, and it was provided in paragraph 1 of that article:

“If the Company is dissolved in accordance with Article 236(1), a liquidation group shall be formed within fifteen (15) days and the members of the liquidation group shall be decided by ordinary resolutions of shareholders in general meetings. If a liquidation group is not set up within the specified time limit, the creditors of the Company may apply to the people’s court to appoint designated persons to carry out the liquidation.”

It is hereby proposed to be amended as follows:

“If the Company is dissolved in accordance with Article 241(1) and Article 241(5), a liquidation group shall be formed within fifteen (15) days and the members of the liquidation group shall be decided by ordinary resolutions of shareholders in general meetings. If a liquidation group is not set up within the specified time limit, the creditors of the Company may apply to the people’s court to appoint designated persons to carry out the liquidation.”

7.1.72	The original Articles 238 to 240 of the Articles of Association are proposed to be renumbered as Articles 243 to 245.

7.1.73	The original Article 241 of the Articles of Association is proposed to be renumbered as Article 246, and it was provided in paragraph 2 of that article:

“Upon first paying the liquidation fees, the Company shall make repayments in the following order:

(1)	wages of staff and workers and labor insurance costs;

(2)	outstanding tax liabilities; and

(3)	repay the bank loans, Company’s debts and other liabilities.”

It is hereby proposed to be amended as follows:

“Upon first paying the liquidation fees, the Company shall make repayments in the following order:

(1)	wages, labor insurance contributions and statutory compensation of employees of the Company;

(2)	outstanding tax liabilities; and

(3)	repay the bank loans, Company’s debts and other liabilities.”

7.1.74	The original Articles 242 to 258 of the Articles of Association are proposed to be renumbered as Articles 247 to 263.

7.2	Proposed amendments to the Rules of Procedure for the Board of Directors’ Meetings

7.2.1	It was proposed that the following be added as paragraph 3 of Article 3 of the Rules of Procedure for the Board of Directors’ Meetings: “Each specialist committee shall have the following basic responsibilities:

(1)	Major responsibilities of the audit committee are:

(i)	to propose the engagement or removal of external auditor;

(ii)	to oversee the internal audit system of the Company and its implementation;

(iii)	to be responsible for the communications between the internal auditor and the external auditor;

(iv)	to examine and verify the financial information of the Company and the disclosure thereof; and

(v)	to examine the internal control system of the Company.

(2)	Major responsibilities of the remuneration committee are:

(i)	to consider the standards of evaluation of directors, general manager and other senior officers, to conduct evaluation and to provide recommendations in connection therewith; and

(ii)	to consider and develop the remuneration policies and proposals for the directors, general manager and other senior officers.”

7.2.2	It was provided in the original Articles 5(7) and (8) of the Rules of Procedure for the Board of Directors’ Meetings:

“(7)	to draw up schemes for the Company’s major acquisition or disposal and schemes for merger, division or dissolution;

(8)	to determine Company’s risk investment and securities (including mortgage of assets) according to the authority conferred by the shareholders’ general meeting;”

They are hereby proposed to be amended as follows:

“(7)	to prepare plans for major acquisitions or disposals, and for the merger, division, dissolution or changing of the form of the Company;

(8)	to decide on matters relating to foreign investment, purchase or sale of assets, mortgage of assets, provision of guarantees, entrusted asset management and connected transactions by the Company within the scope of authority conferred by the general meeting;”

7.2.3	It was provided in the original Article 11 of the Rules of Procedure for the Board of Directors’ Meetings:

“Limits on the power and authorities for decisions in relation to assets transactions:

In the course of carrying out a fixed assets transaction, if the sum of the estimated value of the fixed assets proposed to be transacted and the value derived from the fixed assets which have been transacted within four months prior to such proposed transactions does not exceed 33% of the value of the fixed assets as shown in such balance sheet as being considered at the most recent shareholders’ general meeting, the Board shall be entitled to make the relevant decisions.”

It is hereby proposed to be amended as follows:

“Limits on the power and authorities for decisions in relation to assets transactions:

In the course of carrying out a fixed assets transaction, if the sum of the estimated value of the fixed assets proposed to be transacted and the value derived from the fixed assets which have been transacted within four months prior to such proposed transactions does not exceed 33% of the value of the fixed assets as shown in such balance sheet as being considered at the most recent shareholders’ general meeting, the Board shall be entitled to make the relevant decisions. The board of directors shall be authorized to consider and approve any acquisition or disposal of assets conducted by the Company within the period of one year with a value below 30% of the latest audited total assets of the Company.”

7.2.4	It was provided in the original Article 13 of the Rules of Procedure for the Board of Directors’ Meetings:

“Power and authorities in relation to the decisions on external guarantees:

The giving of guarantee by the Company to any entity outside the Group shall be examined and approved by more than two-thirds of all members of the Board.

The amount involved in any single guarantee being granted by the Company shall not exceed 5% of the net assets as stated in the consolidated financial statements for the latest financial year. The total amount involved in the guarantees being provided to any single entity shall not exceed 10% of the net assets as stated in the consolidated financial statements for the latest financial year. The total amount involved in the external guarantees of the Company shall not exceed 50% of the net assets as stated in the consolidated financial statements for the latest financial year. The Company shall not, whether directly or indirectly, provide guarantee for the indebtedness of any entity outside the Group whose gearing ratio exceeds 70%. The provision of any guarantee by the Company to any external party shall require the party concerned to provide appropriate securities.”

It is hereby proposed to be amended as follows:

“For guarantees provided by the Company to a third party which are not required by the Articles of the Rules of Procedure for Board of Directors’ Meetings to seek approval by shareholders at general meetings, the board of directors shall be authorized to consider and approve these guarantees. The giving of guarantee by the Company to a third party shall be examined and approved by more than two-thirds of all members of the Board.”

7.2.5	It was provided in the original Article 23 of the Rules of Procedure for the Board of Directors’ Meetings:

“The chairman of the board of directors shall convene an interim board of directors’ meeting within fifteen working days in any one of the following events:

(1)	where the chairman of the board of directors considers necessary;

(2)	where more than one-third of the directors propose in their joint names;

(3)	where more than one-half of the independent directors propose in their joint names;

(4)	where the supervisory committee proposes;

(5)	where the president proposes.”

It is hereby proposed to be amended as follows:

“The chairman of the board of directors shall convene an extraordinary board of directors’ meeting within ten working days in any one of the following events:

(1)	shareholders representing not less than one-tenth of the voting rights requisition a meeting;

(2)	not less than one-third of the directors together requisition a meeting;

(3)	not less than one-half of the independent directors together requisition a meeting;

(4)	the supervisory committee requisitions a meeting.”

7.2.6	It was provided in the original Article 29(2)(ii) of the Rules of Procedure for the Board of Director’s Meetings:

“Where the board of directors have not set the time and place of the board of directors’ meetings, the board of directors shall serve notice of the time and place of the meeting on the directors by electronic means, telegraph, facsimile, courier or registered post or personal service, at least ten (10) days before the meeting.”

It is hereby proposed to be amended as follows:

“	Where the board of directors have not set the time and place of the board of directors’ meetings, the board of directors shall serve notice of the time and place of the meeting on the directors by electronic means, telegraph, facsimile, courier or registered post or personal service, at least fourteen (14) days before the meeting.”

7.2.7	It was provided in the original Article 33 of the Rules of Procedure for the Board of Directors’ Meetings:

“In reviewing the motions at the board of directors’ meeting, all attending directors shall deliver their opinions in respect of approval or objection to such motions or abstention from voting.

The directors who are acting as proxies of others shall exercise the voting rights within the scope of such authorization.

Where a director is not present at a board of directors’ meeting and fails to appoint a proxy to act on his behalf, such director shall be deemed to have waived his rights to vote at the meeting.

In reaching resolutions by the board of directors, except the following matters the resolutions of which shall be passed by the consent of more than two-thirds of the directors, other matters shall be passed with the consent of more than one-half of the directors:

(1)	to formulate proposals for the financial policies of the Company, the increase or reduction of the registered capital of the Company and the issuance of securities of any kind (including, without limitation, debentures of the Company) and their listing, and any repurchase of the shares of the Company;

(2)	to draw up plans for significant acquisition or disposal proposals, the merger, division or dissolution of the Company;

(3)	to formulate proposals for any amendment to the Company’s Articles of Association.

Resolutions of the board of directors may be decided on a poll or show of hands. Each director shall have one vote. Where the votes for and against a resolution are equal, the chairman of the board of directors is entitled to a casting vote.

In voting on the Company’s connected transactions by the board of directors, the connected directors who have interests in the transactions shall abstain from voting. Where resolutions cannot be reached due to the abstention from voting of the connected directors, the relevant motions shall be submitted directly to the shareholders’ general meeting for consideration.”

It is hereby proposed to be amended as follows:

“In reviewing the motions at the board of directors’ meeting, all attending directors shall deliver their opinions in respect of approval or objection to such motions or abstention from voting.

The directors who are acting as proxies of others shall exercise the voting rights within the scope of such authorization.

Where a director is not present at a board of directors’ meeting and fails to appoint a proxy to act on his behalf, such director shall be deemed to have waived his rights to vote at the meeting.

In reaching resolutions by the board of directors, except for the following matters the resolutions of which shall be passed by the consent of more than two-thirds of the directors, other matters shall be passed with the consent of more than one-half of the directors:

(1)	to formulate proposals for the financial policies of the Company, the increase or reduction of the registered capital of the Company and the issuance of securities of any kind (including, without limitation, debentures of the Company) and their listing, and any repurchase of the shares of the Company;

(2)	to draw up plans for significant acquisition or disposal proposals, the merger, division or dissolution of the Company;

(3)	to formulate proposals for any amendment to the Company’s Articles;

(4)	to decide on, within the scope of authority conferred upon it by the shareholders’ general meeting, issues relating to the provision by the Company of guarantee to a third party.

Resolutions of the board of directors may be decided on a poll or show of hands. Each director shall have one vote. Where the votes for and against a resolution are equal, the chairman of the board of directors is entitled to a casting vote.

A director shall not be entitled to vote, whether for himself or on behalf of another director, on (nor shall be counted in the quorum in relation to) any resolution of the board in respect of any contract, transaction or arrangement in which he or any of his associates as defined in the Listing Rules (“Associate”) has any material interest. A board meeting in respect of any contract, transaction or arrangement in which a director or any of his Associates has any material interest can be convened where not less than half of the disinterested directors of the Company attend the meeting and any such resolutions shall be passed by at least half of the disinterested directors of the Company. If the number of disinterested directors present at is less than 3, the matters shall be presented to the shareholders for consideration at a general meeting.”

7.3	Proposed amendments to the Rules of Procedure for the Shareholders’ General Meetings

7.3.1	It was provided in the original Article 1 of the Rules of Procedure for the Shareholders’ General Meetings:

“These Rules are formulated in accordance with the laws and regulations and the rules and regulations governing the listed companies within and outside China, including Company Law of the People’s Republic of China (hereinafter referred to as the “Company Law”), the Mandatory Provisions in the Articles of Association of Companies Listed Overseas, Guidelines on the Articles of Association of Listed Companies, Standards on Corporate Governance for Listed Companies, the Opinions on Standardizing the Shareholders’ General Meetings of Listed Companies and etc. and with the Articles and Association of Sinopec Shanghai Petrochemical Company Limited (hereinafter referred to as the “Articles”), in order to protect the lawful interest of Sinopec Shanghai Petrochemical Company Limited (hereinafter referred to as the “Company”) and its shareholders, to clearly define the responsibilities and authority of the shareholders’ general meeting, to ensure the shareholders’ general meeting to be conducted in a standardized, efficient and stable manner and to perform their the functions and powers thereof according to law.”

It is hereby proposed to be amended as follows:

“These Rules are formulated in accordance with the laws and regulations and the rules and regulations governing the listed companies within and outside China, including Company Law of the People’s Republic of China (hereinafter referred to as the “Company Law”), the Mandatory Provisions in the Articles of Association of Companies Listed Overseas, Guidelines on the Articles of Association of Listed Companies, Standards on Corporate Governance for Listed Companies, the Rules of Procedure for Shareholders’ General Meetings of Listed Companies and etc. and with the Articles and Association of Sinopec Shanghai Petrochemical Company Limited (hereinafter referred to as the “Articles”), in order to protect the lawful interest of Sinopec Shanghai Petrochemical Company Limited (hereinafter referred to as the “Company”) and its shareholders, to clearly define the responsibilities and authority of the shareholders’ general meeting, to ensure the shareholders’ general meeting to be conducted in a standardized, efficient and stable manner and to perform their the functions and powers thereof according to law.”

7.3.2	It was provided in the original Article 11 of the Rules of Procedure for the Shareholders’ General Meetings:

“The shareholders’ general meeting shall be the organ of authority of the Company. It may exercise the following functions and powers according to law:

(1)	to determine the business objectives and investment plans of the Company;

(2)	to elect and replace directors, and to determine matters relating to the remuneration and liability insurance of the directors;

(3)	to elect and replace supervisors representing the shareholders and to determine matters relating to remuneration and liability insurance of the supervisors;

(4)	to consider and approve the reports of the board of directors;

(5)	to consider and approve the reports of the supervisory committee;

(6)	to consider and approve the Company’s plans for profit distribution and for making up losses;

(7)	to consider and approve the Company’s annual budgets and the final accounts;

(8)	to pass resolutions relating to the increase or reduction of the Company’s registered capital;

(9)	to pass resolutions relating to matters including the merger, division, dissolution or liquidation etc. of the Company;

(10)	to pass resolutions on the issue of bonds of the Company;

(11)	to pass resolutions on retaining or dismissing or ceasing to continue to retain the accounting firms;

(12)	to amend the articles of association;

(13)	to consider motions proposed by the supervisory committee and shareholders representing more than 5% (inclusive) of the voting right of the Company;

(14)	to authorize or entrust the board of directors to handle all such matters as authorized or entrusted by it;

(15)	to determine any other matters of as required in accordance with the laws, administrative regulations and the Articles;

The shareholders’ general meeting shall exercise its functions and powers to the extent as permitted by the Company Law. It shall not interfere with shareholders in respect of their own rights.”

It is hereby proposed to be amended as follows:

“The shareholders’ general meeting shall be the organ of authority of the Company. It may exercise the following functions and powers according to law:

(1)	to determine the business objectives and investment plans of the Company;

(2)	to elect and replace directors, and to determine matters relating to the remuneration and liability insurance of the directors;

(3)	to elect and replace supervisors representing the shareholders and to determine matters relating to remuneration and liability insurance of the supervisors;

(4)	to consider and approve the reports of the board of directors;

(5)	to consider and approve the reports of the supervisory committee;

(6)	to consider and approve the Company’s plans for profit distribution and for making up losses;

(7)	to consider and approve the Company’s annual budgets and the final accounts;

(8)	to pass resolutions relating to the increase or reduction of the Company’s registered capital;

(9)	to pass resolutions relating to matters including the merger, division, dissolution or liquidation etc. of the Company;

(10)	to pass resolutions on the issue of bonds of the Company;

(11)	to pass resolutions on retaining or dismissing or ceasing to continue to retain the accounting firms;

(12)	to amend the articles of association;

(13)	to consider motions proposed by the supervisory committee and shareholders representing more than 5% (inclusive) of the voting right of the Company;

(14)	to examine and approve matters relating to guarantees stipulated in Article 60 of the Articles;

(15)	to consider the Company’s significant acquisition or disposal of material assets conducted within the period of one year with a value exceeding 30% of the latest audited total assets of the Company;

(16)	to examine and approve changes in the use of proceeds;

(17)	to examine and approve share incentive schemes;

(18)	to authorize or entrust the board of directors to handle all such matters as authorized or entrusted by it;

(19)	to determine any other matters of as required in accordance with the laws, administrative regulations and the Articles;

The shareholders’ general meeting shall exercise its functions and powers to the extent as permitted by the Company Law. It shall not interfere with shareholders in respect of their own rights.”

7.3.3	It was provided in the original Article 12 of the Rules of Procedure for the Shareholders’ General Meetings:

“Matters which, in accordance with laws, administrative regulations, rules of the relevant government authorities and provisions of the Articles of Association, fall within the scope of the authority of the shareholders’ general meeting must be examined at such meeting so as to protect the decision-making power of the shareholders of the Company on such matters.”

It is hereby proposed to be amended as follows:

“Matters which, in accordance with laws, administrative regulations, rules and regulations of authorized departments and provisions of the Articles of Association, fall within the scope of the authority of the shareholders’ general meeting must be examined at such meeting so as to protect the decision-making power of the shareholders of the Company on such matters.”

7.3.4	It was provided in the original Article 13 of the Rules of Procedure for the Shareholders’ General Meetings:

“In order to ensure and enhance the stable, healthy and efficient daily operation of the Company, the shareholders’ general meeting may authorize, expressly and with restrictions, the board of directors to exercise the following functions and powers in respect of investment plans and assets disposal:

(1)	Investment:

1.	The shareholders’ general meeting shall consider the medium- to long-term investment plans and the annual investment plans of the Company; it shall delegate to the board of directors the power to make an adjustment of no more than 15% on the capital expenditure amount for the current year which has been approved by the shareholders’ general meeting.

2.	For investments in individual projects (including, but not limited to, projects involving fixed assets and external equity), the shareholders’ general meeting shall examine and approve any project with an investment amount which exceeds 5% of the most recent audited net assets value of the Company; it shall delegate to the board of directors the power to examine and approve any project with an investment amount no more than 5% of the most recent audited net assets value of the Company.

3.	In the event that the Company utilizes its own assets to conduct risk investments (including, but not limited to, bonds, futures and shares) in any industry which is not related to the business of the Company, the shareholders’ general meeting shall examine and approve any such project with an investment amount which exceeds 2% of the most recent audited net assets value of the Company; it shall delegate to the board of directors the power to examine and approve any project with an investment amount of no more than 2% of the most recent audited net assets value of the Company.

(2)	Transactions and asset transactions:

1.	When entering into any transaction as stated in the “Listing Rules Governing the Listing of Shares on the Shanghai Stock Exchange”, whether or not such transaction shall be examined and approved by a shareholders’ general meeting shall be determined in accordance with the provisions of the “Listing Rules Governing the Listing of Shares on the Shanghai Stock Exchange”. With respect to any transaction not needed to be examined and approved by a shareholders’ general meeting, it shall be examined and approved by the board of directors or other authorized persons in accordance with the “Rules of Procedures for Board of Directors’ Meetings.

2.	In the course of carrying out a fixed assets transaction, if the sum of the estimated value of the fixed assets proposed to be transacted and the value derived from the fixed assets which have been transacted within four months prior to such transaction proposal are greater than 33% of the value of the fixed assets as shown in the balance sheets considered at the latest shareholders’ general meeting, a shareholders’ general meeting shall examine and approve such transaction. A fixed assets transaction which dispose of fixed assets at a value not greater than 33% shall be examined and approved by the board of directors.

For the purposes of these Rules, the term “transaction” of fixed assets includes transfer of certain interests in the assets but excludes using fixed assets for the provision of guarantee.

The validity of any fixed assets transaction undertaken by the Company shall not be affected by any breach of the first paragraph of this article.

(3)	In the event that any of the above investment, transaction or asset transaction constitutes a connected transaction according to the regulatory requirements of the listing venue, such matter shall be handled according to relevant regulatory requirements.”

It is hereby proposed to be amended as follows:

“In order to ensure and enhance the stable, healthy and efficient daily operation of the Company, the shareholders’ general meeting may authorize, expressly and with restrictions, the board of directors to exercise the following functions and powers in respect of investment plans and assets disposal:

(1)	Investment:

1.	The shareholders’ general meeting shall consider the medium- to long-term investment plans and the annual investment plans of the Company; it shall delegate to the board of directors the power to make an adjustment of no more than 15% on the capital expenditure amount for the current year which has been approved by the shareholders’ general meeting.

2.	For investments in individual projects (including, but not limited to, projects involving fixed assets and external equity), the shareholders’ general meeting shall examine and approve any project with an investment amount which exceeds 5% of the most recent audited net assets value of the Company; it shall delegate to the board of directors the power to examine and approve any project with an investment amount no more than 5% of the most recent audited net assets value of the Company.

3.	In the event that the Company utilizes its own assets to conduct risk investments (including, but not limited to, bonds, futures and shares) in any industry which is not related to the business of the Company, the shareholders’ general meeting shall examine and approve any such project with an investment amount which exceeds 2% of the most recent audited net assets value of the Company; it shall delegate to the board of directors the power to examine and approve any project with an investment amount of no more than 2% of the most recent audited net assets value of the Company.

(2)	Transactions and asset transactions:

1.	When entering into any transaction as stated in the “Listing Rules Governing the Listing of Shares on the Shanghai Stock Exchange”, whether or not such transaction shall be examined and approved by a shareholders’ general meeting shall be determined in accordance with the provisions of the “Listing Rules Governing the Listing of Shares on the Shanghai Stock Exchange”. With respect to any transaction not needed to be examined and approved by a shareholders’ general meeting, it shall be examined and approved by the board of directors or other authorized persons in accordance with the “Rules of Procedures for Board of Directors’ Meetings.”

2.	In the course of carrying out a fixed assets transaction, if the sum of the estimated value of the fixed assets proposed to be transacted and the value derived from the fixed assets which have been transacted within four months prior to such transaction proposal are greater than 33% of the value of the fixed assets as shown in the balance sheets considered at the latest shareholders’ general meeting, a shareholders’ general meeting shall examine and approve such transaction. A fixed assets transaction which dispose of fixed assets at a value not greater than 33% shall be examined and approved by the board of directors.

For the purposes of these Rules, the term “transaction” of fixed assets includes transfer of certain interests in the assets but excludes using fixed assets for the provision of guarantee. The validity of any fixed assets transaction undertaken by the Company shall not be affected by any breach of the first paragraph of this article.

3.	Any significant acquisition or disposal of material assets conducted by the Company within the period of one year with a value exceeding 30% of the latest audited total assets of the Company shall be subject to the approval by shareholders at general meetings, and the board of directors shall be authorized to consider and approve any acquisition or disposal of assets conducted by the Company within the period of one year with a value below 30% of the latest audited total assets of the Company.

(3)	The following matters relating to guarantees provided by the Company to a third party shall be subject to the approval by shareholders at general meetings:

1.	any subsequent guarantee to be provided by the Company in favor of a third party when the aggregate amount of guarantees of the Company and its holding subsidiaries given in favor of third parties has already exceeded 50% of the Company’s most recently audited net asset value;

2.	any subsequent guarantee to be provided by the Company in favor of a third party, when the aggregate amount of guarantees of the Company given in favor of third parties has reached or has already exceeded 30% of the Company’s most recently audited total asset value;

3.	any guarantee to be provided by the Company in favor of an entity which is subject to a gearing ratio of over 70%;

4.	any single guarantee to be provided by the Company exceeding 10% of the Company most recently audited net asset value;

5.	any guarantees to be provided in favor of any shareholder, de facto controllers and their connected parties.

For guarantees provided by the Company to a third party which are not subject to the approval by shareholders at general meetings, the board of directors shall be authorized to consider and approve these guarantees in accordance with the Rules of Procedure for Board of Directors’ Meetings.

(4)	In the event that any of the above investment, transaction or asset transaction constitutes a connected transaction according to the regulatory requirements of the listing venue, such matter shall be handled according to relevant regulatory requirements.”

7.3.5	It was provided in the original Article 29 of the Rules of Procedure for the Shareholders’ General Meetings:

“The notice of the shareholders’ general meeting shall meet the following requirements:

(1)	be made in writing;

(2)	specify the place, date and time for the meeting;

(3)	set out the matters to be considered in the meeting and disclose, in full, the content of all the motions being proposed. If it is necessary to change any resolutions of the preceding shareholders’ general meeting, the content of the motion proposed related thereto shall be complete, and not merely list out the content of the changes; for any matter which is incorporated in “any other business” but the content of which has not been specified, it shall not be treated as a motion and no voting shall be conducted in respect of such matter at the shareholders’ general meeting;

(4)	provide the shareholders such information and explanation as necessary for them to make informed decisions in connection with the matters to be discussed; this principle includes (but is not limited to) where the Company proposes to merge with the other, repurchase its shares, restructuring its share capital or undergo other reorganization, the specific terms and conditions of the proposed transactions must be provided in detail together with copies of the contracts related thereto, if any, and the causes and effect of the same must be properly explained;

(5)	contain a disclosure of the nature and extent of the material interests of any director, supervisor, general manager or other officer in the proposed transaction and the effect which the proposed transaction will have on them in their capacity as shareholders insofar as it is different from the effect on interests of shareholders of the same class;

(6)	contain the full text of any special resolution to be proposed and approved at the meeting;

(7)	contain a clear statement that a shareholder who has the right to attend and vote at the meeting shall have the right to appoint one or more than one proxies to attend and vote at the meeting on its behalf and that such proxies need not be shareholders;

(8)	state the shareholding record date for shareholders who have the right to attend the shareholders’ general meeting;

(9)	state the date and place to serve a proxy form to appoint a proxy to vote in the meeting;

(10)	state the name and contact numbers of the contact persons in connection with the meeting.”

It is hereby proposed to be amended as follows:

“The notice of the shareholders’ general meeting shall meet the following requirements:

(1)	be made in writing;

(2)	specify the place, date and time for the meeting;

(3)	set out the matters to be considered in the meeting and disclose, in full, the content of all the motions being proposed. If it is necessary to change any resolutions of the preceding shareholders’ general meeting, the content of the motion proposed related thereto shall be complete, and not merely list out the content of the changes; for any matter which is incorporated in “any other business” but the content of which has not been specified, it shall not be treated as a motion and no voting shall be conducted in respect of such matter at the shareholders’ general meeting;

(4)	provide the shareholders such information and explanation as necessary for them to make informed decisions in connection with the matters to be discussed; this principle includes (but is not limited to) where the Company proposes to merge with the other, repurchase its shares, restructuring its share capital or undergo other reorganization, the specific terms and conditions of the proposed transactions must be provided in detail together with copies of the contracts related thereto, if any, and the causes and effect of the same must be properly explained;

(5)	if matters relating to election of directors and supervisors are proposed to be discussed at a general meeting of shareholders, detailed information concerning the candidates shall be fully disclosed in the notice of the general meeting, which shall at least include the following:

1.	personal information relating to the candidates, including educational background, work experience and all other positions undertaken on a part-time basis;

2.	whether the candidates are connected with the Company, its controlling shareholders or de facto controllers;

3.	disclosing the candidates’ shareholdings in the Company;

4.	whether the candidates have been subject to any punishment by the China Securities Regulatory Commission or other relevant department or to any sanction by any stock exchange.

(6)	contain a disclosure of the nature and extent of the material interests of any director, supervisor, general manager or other senior officer in the proposed transaction and the effect which the proposed transaction will have on them in their capacity as shareholders insofar as it is different from the effect on interests of shareholders of the same class;

(7)	contain the full text of any special resolution to be proposed and approved at the meeting;

(8)	contain a clear statement that a shareholder who has the right to attend and vote at the meeting shall have the right to appoint one or more than one proxies to attend and vote at the meeting on its behalf and that such proxies need not be shareholders;

(9)	state the shareholding record date for shareholders who have the right to attend the shareholders’ general meeting;

(10)	state the date and place to serve a proxy form to appoint a proxy to vote in the meeting;

(11)	state the name and contact numbers of the contact persons in connection with the meeting.”

7.3.6	It was provided in paragraph 1 of the original Article 38 of the Rules of Procedure for the Shareholders’ General Meetings:

“Shareholders may attend the shareholders’ general meeting in person or appoint a proxy to attend and vote on their behalf. Directors, supervisors, secretary of the board of directors and the PRC legal counsel retained by the Company shall attend such meeting. Other officers of the Company and other persons being invited by the board of directors may also attend such meeting.”

It is hereby proposed to be amended as follows:

“Shareholders may attend the shareholders’ general meeting in person or appoint a proxy to attend and vote on their behalf. Directors, supervisors, secretary of the board of directors and the PRC legal counsel retained by the Company shall attend such meeting. The general manager and other senior officers of the Company shall attend such meetings as participants. Other persons being invited by the board of directors may also attend such meeting.”

7.3.7	The following is proposed to be added to become Article 46 of the Rules of Procedure for the Shareholders’ General Meetings:

“The convenor and the legal advisers retained by the Company shall jointly verify the eligibility of the shareholders to vote based on the Company’s shareholder register provided by the securities registration and clearing authority and shall register the name of the shareholders together with the numbers of voting shares in their possession. Registration shall come to a close before the chairman of the meeting announces the number of shareholders and proxies physically present at the meeting as well as the total number of voting shares represented by the shareholders who are entitled to vote.”

7.3.8	The following is proposed to be added to become Article 47 of the Rules of Procedure for the Shareholders’ General Meetings:

“Prior to voting, the chairman of the meeting shall announce the number of shareholders and proxies physically present at the meeting as well as the total number of voting shares represented by the shareholders who are entitled to vote. The number of shareholders and proxies physically present at the meeting as well as the total number of voting shares represented by the shareholders who are entitled to vote shall be determined in accordance with the Company’s shareholder register.”

7.3.9	The original Articles 46 to 47 of the Rules of Procedure for the Shareholders’ General Meetings are proposed to be renumbered as Articles 48 to 49.

7.3.10	The following is proposed to be added to become Article 50 of the Rules of Procedure for the Shareholders’ General Meetings:

“Conditional upon the legality and validity of the shareholders’ general meeting as ensured by the Company, various ways and methods including the use of contemporary information techniques such as the setting up of a voting platform by means of internet will be adopted, in order to extend the proportion of public shareholders who can participate in the shareholder’s general meeting.”

7.3.11	The original Articles 48 to 54 of the Rules of Procedure for the Shareholders’ General Meetings are proposed to be renumbered as Articles 51 to 57.

7.3.12	It was provided in the original Articles 55 of the Rules of Procedure for the Shareholders’ General Meetings:

“Shareholders may query the Company during the shareholders’ general meeting. The chairman of the meeting shall direct the directors or supervisors to respond to or provide explanations in connection with queries raised by shareholders, except questions relating to the commercial secrets of the Company which shall not be disclosed during the shareholders’ general meeting.”

It is hereby proposed to be renumbered as Article 58 and amended as follows:

“Shareholders may query the Company during the shareholders’ general meeting. The chairman of the meeting shall direct the directors, supervisors or senior officers to respond to or provide explanations in connection with queries raised by shareholders, except questions relating to the commercial secrets of the Company which shall not be disclosed during the shareholders’ general meeting.

At the annual general meeting of shareholders, the board of directors and the supervisory committee shall report on their work for the previous year. Each of the independent directors shall also report on their work.”

7.3.13	The following is proposed to be added to become Article 59 of the Rules of Procedure for the Shareholders’ General Meetings:

“The board of directors of the Company together with other convenors shall adopt necessary measures to maintain the normal order of the general meeting of shareholders. Measures shall be taken to stop any act which interferes with or causes nuisance at a general meeting and any act which infringes the lawful interests of the shareholders. Timely report of these acts shall be made to the relevant authority for investigation.”

7.3.14	The original Articles 56 to 58 of the Rules of Procedure for the Shareholders’ General Meetings are proposed to be renumbered as Articles 60 to 62.

7.3.15	The following is proposed to be added to become Article 63 of the Rules of Procedure for the Shareholders’ General Meetings:

“Each vote can only be exercised once either physically at a meeting, via internet or through other permitted means. If the same vote is exercised more than once, only the first vote will be accounted for.

“Shareholders of the Company or their proxies who cast their votes via internet or through other permitted means shall have the right to monitor the voting results by the corresponding voting platform.”

7.3.16	The original Articles 59 to 60 of the Rules of Procedure for the Shareholders’ General Meetings are renumbered as Articles 64 to 65.

7.3.17	The original Article 61 of the Rules of Procedure for the Shareholders’ General Meetings is proposed to be renumbered as Article 66, and it was provided in point (2) of that article:

“(2)	Special resolutions

1.	A special resolution at a shareholders’ general meeting shall be passed by votes representing more than two-thirds of the voting rights represented by the shareholders (including proxies authorized by the shareholders) attending the meeting.

2.	The following matters shall be resolved by a special resolution at a shareholders’ general meeting:

(i)	an increase of reduction of the share capital of the Company and the issue of any class of shares, warrants and other similar securities;

(ii)	issuance of corporate bonds;

(iii)	division, merger, dissolution or liquidation of the Company;

(iv)	amendment to the Articles of Association;

(v)	any other matter, being considered at a shareholders’ general meeting by way of an ordinary resolution, which may have a material impact on the Company and which is necessary to be adopted by a special resolution.”

It is hereby proposed to be amended as follows:

“(2)	Special resolutions

1.	A special resolution at a shareholders’ general meeting shall be passed by votes representing more than two-thirds of the voting rights represented by the shareholders (including proxies authorized by the shareholders) attending the meeting.

2.	The following matters shall be resolved by a special resolution at a shareholders’ general meeting:

(i)	an increase of reduction of the share capital of the Company and the issue of any class of shares, warrants and other similar securities;

(ii)	issuance of corporate bonds;

(iii)	division, merger, dissolution or liquidation of the Company;

(iv)	amendment to the Articles of Association;

(v)	the Company’s significant acquisition or disposal of material assets or provision of guarantees conducted within the period of one year with a value exceeding 30% of the latest audited total assets of the Company;

(vi)	share incentive schemes; and

(vii)	any other matter, being considered at a shareholders’ general meeting by way of an ordinary resolution, which may have a material impact on the Company and which is necessary to be adopted by a special resolution.

7.3.18	The original Articles 62 to 66 of the Rules of Procedure for the Shareholders’ General Meetings are proposed to be renumbered as Articles 68 to 71.

7.3.19	The original Article 67 of the Rules of Procedure of the Shareholders’ General Meetings is proposed to be renumbered as Article 72, and it was provided in paragraph 1 of that article:

“Before a poll begins, shareholders attending the meeting shall elect among themselves at least one supervisor and two shareholders’ representatives to act as the counting officers. Votes shall be counted on the spot and the counting officers shall sign on the statistical information relating thereto.”

It is hereby proposed to be amended as follows:

“Before a resolution is decided on a motion at a general meeting of shareholders, two representatives of the shareholders shall be nominated to participate in counting the votes as well as supervising the counting process. If a shareholder is interested in the matters under consideration, the relevant shareholder and his proxies shall not participate in counting the votes or supervising the counting process.

At the time of deciding on a motion by voting at a general meeting, legal advisers, representatives of shareholders and representatives of supervisors shall participate in counting the votes as well as supervising the counting process. They shall announce the voting results to the meeting. The voting results in connection with the resolution shall be recorded in the minutes.”

7.3.20	It was provided in the original Article 68 of the Rules of Procedure of the Shareholders’ General Meetings:

“The chairman of the meeting shall be responsible for deciding whether or not a resolution is passed by the shareholders’ general meeting according to the results of the poll. The chairman’s decision shall be final and shall be announced at the meeting and recorded in the minutes.”

It is hereby proposed to be renumbered as Article 73 and amended as follows:

“The chairman of the meeting shall be responsible for deciding whether or not a resolution is passed by the shareholders’ general meeting according to the results of the vote counting as confirmed by legal advisers, representatives of shareholders and representatives of supervisors. The chairman’s decision shall be final and shall be announced at the meeting and recorded in the minutes.”

7.3.21	It was provided in the original Article 69 of the Rules of Procedure for the Shareholders’ General Meetings:

“Minutes shall be recorded of shareholders’ general meetings and shall be signed by the directors present and the officer taking the minutes. In the event that no director is present at such meeting, then the shareholder or the proxy authorized by the shareholder who chairs the meeting together with the officer taking the minutes shall sign the minutes. The minutes shall contain the following contents:

(1)	the number of voting shares represented by the shareholders attending the general meeting, and the proportion this represents of the total number of shares of the Company;

(2)	the date and place of the meeting;

(3)	the name of the chairman of the meeting and the agenda of the meeting;

(4)	highlights of the matters considered which are proposed by the persons who speak at the meeting;

(5)	the results of the poll for each matter resolved;

(6)	details of the inquiries, opinions and recommendations of the shareholders and the responses or explanations from the directors and supervisors;

(7)	other matters which according to the opinions of the shareholdings’ general meeting and the provisions of the Articles shall be recorded in the minutes.”

It is hereby proposed to be renumbered as Article 74 and amended as follows:

“Minutes of a general meeting of shareholders shall be kept. Minutes of general meetings should set out the following:

(1)	the date and venue for convening the meeting, meeting agenda and the name of the convenor;

(2)	the name of the chairman of the meeting as well as those of the directors, supervisors, general manager and other senior officers who attend the meeting as attendees and participants;

(3)	the number of shareholders and proxies attending the meeting, the total number of voting shares represented by the shareholders who are entitled to vote; the proportion of the number of voting shares represented by the shareholders who are entitled to vote out of the total number of shares of the Company; the number of voting shares represented by public shareholders holding domestically listed shares (including their proxies) and the number of voting shares represented by shareholders holding non-circulating shares

(including their proxies) and their respective proportions out of the total number of shares of the Company; the individual voting results for each motion of the public shareholders holding domestically listed shares and shareholders holding non-circulating shares;

(4)	a description of the considerations taken for each motion, the main points put forward by each speaker relating thereto and the voting results thereof;

(5)	details of queries and recommendations of the shareholders and the corresponding response or explanation in relation thereto;

(6)	the names of the legal advisers and persons responsible for counting the votes and for supervising the counting process;

(7)	other contents which should be recorded in the minutes as provided for in the Articles.

The convenor shall ensure that the content of the minutes shall be true, accurate and complete. Minutes shall be signed by attendees of the meeting, including the directors, supervisors, secretary of the board of directors, convenor or its representative and the chairman of the meeting. Minutes shall together with the register relating to shareholders present at the meeting in person and by proxy by way of issuing a proxy form or via internet or other permitted means, be kept by the Company at the Company address for an indefinite period of time.”

7.3.22	The following is proposed to be added to become Article 75 of the Rules of Procedure for the Shareholders’ General Meetings:

“A general meeting of shareholders shall not be declared closed for shareholders who attend in person at a time earlier than for those shareholders who attend via internet or other permitted means. The chairman of the meeting shall announce to the meeting the voting details and results of each motion and shall declare whether or not a motion is adopted on the basis of the relevant voting results.

Prior to announcing the voting results, all those who are involved in the meeting whether in person or via internet or other permitted means, including any companies, persons responsible for counting the votes, persons responsible for supervising the counting process, internet service providers and other relevant parties shall have the obligation to keep matters related to voting confidential.”

7.3.23	The original Article 70 of the Rules of Procedure for the Shareholders’ General Meetings is proposed to be renumbered as Article 76, and it was provided in paragraph 1 of that article:

“The board of directors of the Company shall retain, according to law, a legal counsel who is qualified to engage in the securities industry to attend the shareholders’ general meeting and to advise the Company on the following issues which shall be incorporated into the shareholders’ resolutions for announcement:

(1)	whether or not the procedures for convening and holding a shareholders’ general meeting comply with the requirements of the laws and regulations and the Articles;

(2)	verification of the legality and validity of the eligibility of persons attending the meeting;

(3)	verification of the eligibility of the shareholders who propose new motions at the AGM;

(4)	whether or not the voting procedures for the shareholders’ general meeting are lawful and valid;

(5)	issuance of any legal opinions on other relevant issues at the request of the Company.”

It is hereby proposed to be amended as follows:

“The board of directors of the Company shall retain, according to law, legal advisers to attend the shareholders’ general meeting and to advise the Company on the following issues which shall be incorporated into the shareholders’ resolutions for announcement purposes:

(1)	whether the procedures for convening and holding a shareholders’ general meeting comply with the requirements of the laws and regulations and the Articles;

(2)	whether attendees or the convenor of a general meeting meet the requisite legal requirements;

(3)	verification of the eligibility of the shareholders who propose new motions at the general meeting;

(4)	whether the voting procedures for and the voting results of the general meeting are lawful and valid;

(5)	issuance of any legal opinions on other relevant issues at the request of the Company.”

7.3.24	The original Articles 71 to 76 of the Rules of Procedure for the Shareholders’ General Meetings are proposed to be renumbered as Articles 77 to 82.

7.3.25	The following is proposed to be added to become Article 83 of the Rules of Procedure for the Shareholders’ General Meetings:

“If a motion in respect of the distribution of cash or bonus shares, or in connection with the capital increase by conversion from common reserve funds, is adopted at a general meeting of shareholders, the Company shall implement such distribution within two months of the relevant general meeting.”

7.3.26	The original Articles 77 to 80 of the Rules of Procedure for the Shareholders’ General Meetings are proposed to be renumbered as Articles 84 to 87.

7.4	Proposed amendments to the Rules of Procedure for Supervisory Committee Meetings

7.4.1	It was provided in the original Article 1 of the Rules of Procedure for Supervisory Committee Meetings:

“In order to safeguard the interests of the shareholders and employees of the Company and improve the Company’s internal supervision and control mechanisms, these Rules governing the work of the Supervisory Committee of this Company are hereby amended in accordance with the Company Law of the People’s Republic of China, the Provisional Regulations on Supervisory Committees of State Enterprises and the Guidelines on the Articles of Association of Listed Companies, and with the reference to the Opinions on Further Promoting Standardized Operation of Reform of Companies Listed Overseas, the Detailed Rules of Procedure for Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited and the Articles of the Association of the Company.”

It is hereby proposed to be amended as follows:

“In order to safeguard the interests of the shareholders and employees of the Company and improve the Company’s internal supervision and control mechanisms, these Rules governing the work of the Supervisory Committee of this Company are hereby amended in accordance with the Company Law of the People’s Republic of China, the Provisional Regulations on Supervisory Committees of State Enterprises and the Guidelines on the Articles of Association of Listed Companies, and with the reference to the Opinions on Further Promoting Standardised Operation of Reform of Companies Listed Overseas, the Detailed Rules of Procedure for Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited and the Articles of the Association of the Company (the “Articles of Association”).”

7.4.2	It was provided in the original Article 3 of the Rules of Procedure for Supervisory Committee Meetings:

“The Supervisory Committee of this Company shall be composed of seven (7) members, one half of whom shall be external supervisors. The Supervisory Committee shall have a Chairman.”

It is hereby proposed to be amended as follows:

“The Supervisory Committee of this Company shall be composed of seven (7) members, one half of whom shall be external supervisors and at least one third of whom shall be staff representatives.”

7.4.3	It was provided in the original Article 4 of the Rules of Procedure for Supervisory Committee Meetings:

“The staff representatives in the Supervisory Committee shall be recommended by the employees representative meeting or the board of the employees representative meeting and elected by the shareholders general meeting.”

It is hereby proposed to be amended as follows:

The shareholder representatives in the Supervisory Committee shall be elected and removed at a shareholders’ meeting. The staff representatives in the Supervisory Committee shall be democratically elected and removed at the employees representative meeting

The Supervisory Committee shall have a Chairman. The Chairman shall be elected by at least two thirds of the members of the Supervisory Committee. The Chairman shall carry out the duty of the Supervisory Committee. When a Chairman cannot or does not carry out his duty, another supervisor shall be nominated by at least half of the members of the Supervisory Committee to convene and chair meetings of the Supervisory Committee.”

7.4.4	It was provided in paragraph 2 of the original Article 6 of the Rules of Procedure for Supervisory Committee Meetings:

“A person who falls under any circumstance set out in Article 57 of the Company Law or is prohibited by the China Securities Regulatory Commission from access to the market shall not act as the supervisor of the Company if such prohibition is not lifted.”

It is hereby proposed to be amended as follows:

“A person shall be disqualified from being a supervisor of the Company if any of the circumstances stipulated in Article 178 of the Articles of Association applies.”

7.4.5	It was provided in the Article 8 of the Rules of Procedure for Supervisory Committee Meetings:

“The Supervisory Committee shall establish an Office of Supervisory Committee, which shall be the executive body of the Supervisory Committee and shall handle relevant specific matters under the leadership of the Supervisory Committee and its Chairman.”

It is hereby proposed to be amended as follows:

“The Supervisory Committee shall establish an Office of Supervisory Committee, which shall be the working body of the Supervisory Committee and shall handle relevant specific matters under the leadership of the Supervisory Committee and its Chairman.”

7.4.6	It was provided in the original Articles 9(2) and (4) of the Rules of Procedure for Supervisory Committee Meetings:

“(2)	to examine the Company’s financial affairs, review the Company’s financial and accounting information and other information relating to the Company’s operation and management activities, verify authenticity and legitimacy of the Company’s financial statements, and assess the Company’s monthly, interim and annual financial reports. When necessary, it may require any executive directors, managers and functionary departments to report on the relevant business matters.

(4)	to supervise directors, managers and other officers of the Company as to whether they are involved in any of the following activities in violation of laws, regulations or the Articles of Association of the Company:

(i)	by taking advantage of his office power, taking bribes or other illegal income or illegally taking possession of the assets of the Company;

(ii)	misappropriating the funds of the Company, or lending the funds of the Company to other persons;

(iii)	depositing the assets of the Company in an account under an individual’s name or in any other names;

(iv)	using the assets of the Company to provide guarantees for a shareholder of the Company or for any other individual’s debts;

(v)	engaging in any activity which may jeopardize the interests of the Company on his own account or for any other person; or

(vi)	divulging commercial secrets of the Company.

(5)	to attend the meetings of the Board of Directors as observers, and to designate any supervisor to attend the manager’s executive meetings as an observer when necessary.”

It is hereby proposed that they be amended as follows:

“(2)	to examine the Company’s financial affairs, review the Company’s financial and accounting information and other information relating to the Company’s operation and management activities, verify authenticity and legitimacy of the Company’s financial statements, and review periodic reports of the Company prepared by the board of directors and to furnish written review opinions. When necessary, it may require any executive directors, managers and functionary departments to report on the relevant business matters;

(4)	to supervise directors, managers and other senior officers of the Company in relation to their performance of duties as to whether they are involved in any of the following activities in violation of laws, regulations or the Articles of Association of the Company and to propose removal of a director or a senior officer who is in violation of laws, administrative regulations, the Articles of Association or resolutions passed at a general meeting of shareholders:

(i)	by taking advantage of his office power, taking bribes or other illegal income or illegally taking possession of the assets of the Company;

(ii)	misappropriating the funds of the Company, or lending the funds of the Company to other persons;

(iii)	depositing the assets of the Company in an account under an individual’s name or in any other names;

(iv)	using the assets of the Company to provide guarantees for a shareholder of the Company or for any other individual’s debts;

(v)	engaging in any activity which may jeopardise the interests of the Company on his own account or for any other person; or

(vi)	divulging commercial secrets of the Company.”

(5)	to attend the meetings of the Board of Directors as observers, and to designate any supervisor to attend the general manager’s executive meeting as an observer when necessary.”

7.4.7	It was provided in the original Article 11 of the Rules of Procedure for Supervisory Committee Meetings:

“During the performance of its duties of supervision, the Supervisory Committee may adopt the following measures against issues discovered therein:

(1)	to issue a written notice demanding correction;

(2)	to ask the audit and surveillance departments to verify;

(3)	to appoint qualified external accountants firm, audit firm, law firm or other professional institutions to verify and collect evidence;

(4)	to propose to convene any interim shareholders general meeting; or

(5)	to make a report or explanation to the relevant State regulatory institutions or judicial authorities.”

It is hereby proposed to be amended as follows:

“During the performance of its duties of supervision, the Supervisory Committee may adopt the following measures against issues discovered therein:

(1)	to issue a written notice demanding correction;

(2)	to ask the audit and surveillance departments to verify;

(3)	to appoint qualified external accountants firm, audit firm, law firm or other professional institutions to verify and collect evidence;

(4)	to propose to convene any extraordinary shareholders general meeting;

(5)	to make a report or explanation to the relevant State regulatory institutions or judicial authorities; or

(6)	to initiate proceedings against the directors and senior officers in accordance with section 152 of the Company Law.”

7.4.8	It was provided in the original Article 12 of the Rules of Procedure for Supervisory Committee Meetings:

“A supervisor shall perform the following duties:

(1)	to comply with the Articles of Association of the Company and implement the resolutions of the Supervisory Committee;

(2)	to assume corresponding liability for any business activity of the Company in violation of laws and regulations which has been discovered but has not been stopped; and

(3)	to assume corresponding liability for any violation of the provisions of laws, regulations or the Articles of Association of the Company during the work, resulting in any damage to the Company;

If any resolution of the Supervisory Committee causes any damage to investors’ interests, the Company’s interests and legitimate interests of the employees, the supervisors participating in the adoption of the resolution shall assume corresponding liabilities. However, if a supervisor expressed his objection and this fact is recorded in the minutes of the meeting, such supervisor shall be exempted from relevant liability.”

It is hereby proposed to be deleted.

7.4.9	The original Article 13 of the Rules of Procedure for Supervisory Committee Meetings is proposed to be renumbered as Article 12, and the following added as point 1:

“(1)	comply with the Articles of Association and to carry out those resolutions approved at the meetings of the Supervisory Committee;”

7.4.10	It was provided in the original Article 14 of the Rules of Procedure for Supervisory Committee Meetings:

“The Supervisory Committee operates mainly through regular meetings and interim meetings.”

It is hereby proposed to be renumbered as Article 13 and amended as follows:

“The Supervisory Committee operates mainly through regular meetings and extraordinary meetings, telephone meetings and meetings carried out via other means of communication.”

7.4.11	It was provided in the original Article 15 of the Rules of Procedure for Supervisory Committee Meetings:

“The Supervisory Committee shall hold two regular meetings each year. In general, the agenda of the meeting shall include:

(1)	to review the annual and interim financial statements of the Company, and present the Supervisory Committee’s analysis and recommendation from the points of view of enterprise operation risks, standardized operation, effective management and asset loss, etc.;

(2)	to focus on the assessment of the performance of the Company’s budget, operation of the assets, implementation of material investment decisions, asset quality of the Company and preservation of and increase in the value of the Company’s assets, etc.; and

(3)	to discuss the work report of the Supervisory Committee, amendment to important systems, work plan and summaries of its work.”

It is hereby proposed to be renumbered as Article 14 and amended as follows:

“The Supervisory Committee shall hold four regular meetings each year. In general, the agenda of the meeting shall include:

(1)	to review the annual, interim and quarterly financial statements of the Company, and present the Supervisory Committee’s analysis and recommendation from the points of view of enterprise operation risks, standardized operation, effective management and asset loss, etc.;

(2)	to focus on the assessment of the performance of the Company’s budget, operation of the assets, implementation of material investment decisions, asset quality of the Company and preservation of and increase in the value of the Company’s assets, etc.; and

(3)	to discuss the work report of the Supervisory Committee, amendment to important systems, work plan and summaries of its work.”

7.4.12	The original Article 16 of the Rules of Procedure for Supervisory Committee Meetings is proposed to be renumbered as Article 15, and it was provided in (3) and (4) of that article:

“(3)	where it is necessary to conduct investigation of any specific matter, or it is necessary to invite the Board and management to provide relevant consultancy opinions;

(4)	where the Supervisory Committee considers necessary to appoint any external accountant, auditor or law firm to issue professional opinions in respect of certain material supervision matters;”

It is hereby proposed that they be amended as follows:

“(3)	where it is necessary to conduct investigation of any specific matter, or it is necessary to invite the Board and management to provide relevant reports or explanations;

(4)	where the Supervisory Committee considers necessary to appoint any external accountant or law firm to issue professional opinions in respect of certain material supervision matters;”

7.4.13	The original Article 17 of the Rules of Procedure for Supervisory Committee Meetings is proposed to be renumbered as Article 16, and it was provided in paragraph 1 of that article:

“Notice of the time and place of a Supervisory Committee meeting and major items recommended for discussion should be given to supervisors ten days prior to the date of meeting, either by telegraph, electronic transmission, facsimile, courier or registered post. When convening an interim meeting, oral or written notice may be given three days prior to the meeting.

Should all supervisors be able to fully express their personal opinion and communicate with all other supervisors, Supervisory Committee Meetings can be held by means of telephone conference or other means of communication, and all supervisors are deemed to be present at the Supervisory Committee Meetings.”

It is hereby proposed to be amended as follows:

“Notice of the time and place of a Supervisory Committee meeting and major items recommended for discussion should be given to supervisors ten days prior to the date of meeting, either by telegraph, electronic transmission, facsimile, courier or registered post. When convening an extraordinary meeting, oral or written notice may be given three days prior to the meeting. Should all supervisors be able to fully express their personal opinion and communicate with all other supervisors, Supervisory Committee Meetings can be held by means of telephone conference or other means of communication, and all supervisors are deemed to be present at the Supervisory Committee Meetings.”

7.4.14	The original Article 18 of the Rules of Procedure for Supervisory Committee Meetings is proposed to be renumbered as Article 17.

7.4.15	The original Article 19 of the Rules of Procedure for Supervisory Committee Meetings is proposed to be renumbered as Article 18, and it was provided in paragraph 2 of that article:

“If a supervisor does not attend two consecutive meetings, and does not appoint another supervisor to act as his proxy, then the Supervisory Committee should recommend to the shareholders’ general meeting that he be replaced.”

It is hereby proposed to be amended as follows:

“The Supervisory Committee shall propose at a shareholders’ meeting or trade union representatives’ meeting for the removal of a Supervisor who, without reasons, fails to attend in person two consecutive Supervisory Committee meetings and fails to nominate another supervisor to act on his behalf.”

7.4.16	The original Article 20 of the Rules of Procedure for Supervisory Committee Meetings is proposed to be renumbered as Article 19.

7.4.17	It was provided in the original Article 21 of the Rules of Procedure for Supervisory Committee Meetings:

“Resolutions of the Supervisory Committee shall be voted by ballot, either by poll or on a show of hands. Each supervisor has the right to cast one vote, and when votes in favor and against are equal, the Chairman of the Supervisory Committee may cast an additional vote. Ordinary resolutions require the approval of half of the supervisors present at the meeting to be effective. The following matters mast receive the approval of two-thirds (inclusive) of the supervisors present at the meeting to be passed:

(1)	a motion to convene an extraordinary general meeting of shareholders;

(2)	the appointment of accountants, auditors or lawyers in the name of the Company;

(3)	organizing an investigate or consultation into a particular matter.”

It is hereby proposed to be renumbered as Article 20 and amended as follows:

“Resolutions of the Supervisory Committee shall be voted by ballot, either by poll or on a show of hands. Ordinary resolutions require the approval of half of the supervisors present at the meeting to be effective. The following matters mast receive the approval of at least two-thirds (inclusive) of the supervisors present at the meeting to be passed:

(1)	a motion to convene an extraordinary general meeting of shareholders;

(2)	the appointment of accountants or lawyers in the name of the Company;

(3)	organizing an investigate or consultation into a particular matter.”

7.4.18	The original Articles 22 to 25 of the Rules of Procedure for Supervisory Committee Meetings are proposed to be renumbered as Articles 21 to 24.

7.4.19	The following is proposed to be added to become Article 25 of the Rules of Procedure for Supervisory Committee Meetings:

“A Supervisor shall be held liable for any contravention of the laws, rules and regulation if the Supervisor knows of such contravention but did nothing to stop it.”

7.4.20	The following is proposed to be added to become Article 26 of the Rules of Procedure for Supervisory Committee Meetings:

“If the Company suffers from losses as a result of a Supervisor breaching the laws, rules and regulation or the Articles of Association, the Supervisor shall be liable for the losses.

If the interest of an investor, the Company or the Company’s staff is negatively affected as a result of a decision of the Supervisory Committee, the Supervisor(s) who approved the decision shall be held liable. Supervisor(s) whose disapprovals are recorded in minutes shall be free from any obligations.”

7.4.21	The following is added to become the Article 27 of the Rules of Procedure for Supervisory Committee Meetings:

“If the achievements of members of the Supervisory Committee in carrying out their work are outstanding, and make a significant contribution to the rights and interests of the Company and the shareholders, the shareholders’ general meeting may grant them a bonus.”

7.4.22	It was provided in the original Article 27 of the Rules of Procedure for Supervisory Committee Meetings:

“In any of the following cases, based on the severity of the particular circumstances, administrative or disciplinary sanctions, including dismissal from their post, may be imposed on the Supervisor in accordance with the law and the Company’s Articles of Association. Where this constitutes criminal behavior, criminal liability will be pursued by judicial organs in accordance with the law:

(1)	concealing major breaches of the law or regulation by the Company, or gross dereliction of duty in relation thereto;

(2)	preparing a false report in relation to the Company’s financial situation;

(3)	behavior in breach of Article 13 of these Rules.”

It is hereby proposed to be renumbered as Article 28 and amended as follows:

“In any of the following cases, based on the severity of the particular circumstances, the Supervisory Committee shall propose at a shareholders’ meeting or trade union democratic management authority for the removal of a Supervisor in accordance with the law, rules and regulations and the Articles of Association. Where this constitutes criminal behavior, criminal liability will be pursued by judicial organs in accordance with the law:

(1)	concealing major breaches of the law or regulation by the Company, or gross dereliction of duty in relation thereto;

(2)	preparing a false report in relation to the Company’s financial situation;

(3)	behavior in breach of Article 12 of these Rules (except for Article 12(5) of these Rules).”

7.4.23	The original Articles 28 to 30 of the Rules of Procedure for Supervisory Committee Meetings are proposed to be renumbered as Articles 29 to 31.

3.	Attendees of the meeting

(1)	Holders of the Company’s shares whose names appear on the Register of Members of the Company as at close of trading on 15 May 2006 (Monday) or their proxies are entitled to attend the Company AGM. They shall complete the notice of attendance and return it to the Company by 25 May 2006. For details, please refer to the notice of attendance.

(2)	Directors, supervisors and senior management of the Company.

(3)	Representatives of professional intermediaries engaged by the Company and guests invited by the board of directors.

4.	Method of registration:

(1)	Please complete the notice of attendance for the AGM. For details, please refer to the notice of attendance.

(2)	Registration period: 16 May 2006 to 25 May 2006.

(3)	Registration address: For details, please refer to the notice of attendance for the AGM.

By order of the Board Zhang Jingming Company Secretary

Shanghai, April 27, 2006

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Wu Haijun, Gao Jinping and Shi Wei; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

Notes:

(a)	Holders of the Company’s H Shares should note that the Register of Members in respect of the Company H Shares will be closed from May 16, 2006 to June 14, 2006, both days inclusive, during which period no share transfer will be effected. In order to qualify for the final dividend and to vote at the 2005 annual general meeting, holders of the Company’s H Shares shall lodge transfer documents and the relevant share certificates with the Company’s share registrar at 17/F, Hopewell Centre, 183 Queen Road East, Hong Kong by 4:00 p.m. on May 15, 2006. Shareholders of American Depository Receipts whose names appear on the registers of shareholders of the Company on May 12, 2006 are entitled to final dividend. Details of the record date, timing and dividend distribution procedures for holders of A Shares will be announced separately.

(b)	A shareholder entitled to attend and vote at the AGM may appoint a proxy (no matter whether he/she is a shareholder or not) to attend and vote on his/her behalf. Each shareholder (or his/her proxy) shall be entitled to one vote for each share held. The completion and deposit of a form of proxy will not preclude any shareholder from attending and voting at the AGM.

(c)	Shareholders must appoint a proxy in writing. Such instrument should be signed by the person appointing the proxy or by the proxy himself/herself. If the form of proxy is signed by the proxy, it must be certified by a notary. To be valid, a notarially certified form of proxy and voting instructions must be returned to the Secretary’s Office 24 hours prior to the commencement of the AGM. A form of proxy for use for the AGM will be dispatched to shareholders in due course.

(d)	The AGM is expected to last half a day. Shareholders attending the AGM shall be responsible for their own transportation and accommodation expenses.

(e)	The address of the Secretary’s Office is:

The Secretary’s Office of the Board of Directors

Sinopec Shanghai Petrochemical Company Limited

No. 48 Jinyi Road, Jinshan District

Shanghai, PRC

Postal code: 200540

Telephone: (8621) 57943143

Fax: (8621) 57940050

APPENDIX 1:

CANDIDATES FOR DIRECTORS:

Li Honggen, 50, is a vice president of the Company. Mr. Li joined the Company in 1973 and has previously held positions including deputy director of No.1 Chemical Plant of the Company, deputy director and director of the Ethylene Plant of the Company and deputy manager and Manager of the Refining and Chemical Division of the Company. In August 2000, he was appointed vice president of Shanghai Chemical Industrial Park Development Company Limited. In August 2002, he was appointed vice president of Shanghai Secco Petrochemical Company Limited. From March 2006, he was appointed vice president of the Company. Mr. Li graduated from East China Institute of Chemical Technology majoring in engineering management and completed a post-graduate course majoring in engineering management at East China University of Science and Technology in 1998. He is an

engineer. As at the 25 April 2006, Mr. Li did not have any interests or short positions in any shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) ) as recorded in the register required to be kept and notified to the Company and the Hong Kong Stock Exchange under Section 352 of the SFO. Mr. Li did not have any relationships with any directors, senior management, substantial shareholders and controlling shareholders. Pursuant to the remuneration system (RMB240,000) for directors, supervisors and senior management passed at the 2002 Annual General Meeting convened on 18 June 2003, the annual salary standard of Mr. Li is 40% to 90% of the annual salary standard of the Chairman and President of the Company. The Chairman and President of the Company will have the authority to determine the general salary amount on the basis of work quantity, responsibility and performance.

Dai Jinbao, 50, is a deputy secretary of the Communist Party Committee of the Company’s Refining and Chemical Division and Chairman of the Labor Union. Mr. Dai joined the Company in November 1973 and was deputy director of No.1 Chemical Plant of the Company. In December 1997, he was appointed director of ethylene joint production facilities of No.1 Refining and Chemical Division of the Company. In May 2003, he was appointed chairman of the Labor Union of the Company’s Refining and Chemical Division. In August 2005, he was appointed deputy secretary of the Communist Party Committee of the Company’s Refining and Chemical Division. Mr. Dai graduated from the Shanghai Second Polytechnic University majoring in business management. Mr. Dai is a certified engineer. As at the 25 April 2006, Mr. Dai did not have any interests or short positions in any shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) ) as recorded in the register required to be kept and notified to the Company and the Hong Kong Stock Exchange under Section 352 of the SFO. Mr. Dai did not have any relationships with any directors, senior management, substantial shareholders and controlling shareholders. Pursuant to the remuneration system (RMB240,000) for directors, supervisors and senior management passed at the 2002 Annual General Meeting convened on 18 June 2003, the annual salary standard of Mr. Dai is 40% to 90% of the annual salary standard of the Chairman and President of the Company. The Chairman and President of the Company will have the authority to determine the general salary amount on the basis of work quantity, responsibility and performance.

As at 25 April 2006, none of Mr. Li, Mr. Dai and their respective spouses and children under 18 years of age had been granted by the Company or had exercised any rights to subscribe for shares of debentures of the Company or any of its associates.

Regarding the proposed appointment of Mr. Li and Mr. Dai, the Directors confirm that they are not aware of information required to be disclosed pursuant to rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The Company further confirms that it is not aware of any matters that need to be brought to the attention of the Shareholders regarding the proposed appointment of Mr. Li and Mr. Dai.